THE EXPERIENCE YOU WANT • THE SERVICE YOU EXPECT • THE VALUE YOU DESERVE


11005389

BEACON ROOFING SUPPLY 2010 ANNUAL REPORT



Beacon Roofing Supply, Inc.

Beacon Roofing Supply, Inc. has grown to be one of the largest distributors of roofing materials and complementary building products in North America. With more than 40,000 customers, Beacon is the largest or second largest distributor in many of the regions we serve (see map below). We have a known reputation for quality people who provide our customers with "The Experience You Want, The Service You Expect, The Value You Deserve." Our people are supported by a strong, values-oriented corporate culture. We are in our 82nd year! We originated with Beacon Sales Company, founded in Charlestown, Massachusetts in 1928.

CORPORATE PROFILE AND BEACON'S GROWTH



BEACON TODAY: 179 branches in 37 states in the United States and in Eastern Canada

Our local branches stock a comprehensive product line that caters to the local market. In addition to residential and commercial roofing, our extensive product categories include windows, siding, decking, doors, waterproofing and other exterior products. Beacon distributes the roofing and complementary products of brand-name manufacturers. These manufacturers understand that our staff's expertise and quality service will ensure the successful application of their premium products.

Our knowledgeable and experienced sales and marketing team includes outside sales and business development specialists, inside sales/customer service representatives, manufacturer/architectural representatives and product specialists. Contractors trust the product knowledge and application expertise of Beacon's staff. They rely on this expertise, along with on-time delivery and product availability, to deliver successful, profitable and on-time projects. As a result, successful partnerships that go beyond the industry norm are formed between Beacon branches and our customers. We have grown by opening new branches, expanding our product offerings and by making strategic acquisitions. Our business is well-balanced, with non-discretionary re-roofing applications and discretionary new construction and remodeling in both the residential and commercial markets. We have a solid foundation for continued growth based on a highly scalable platform, a proven business model, results-oriented management, a strong people-focused corporate culture and a company-wide enterprise resource planning system.

2010 ACCOMPLISHMENTS

SALES AND PROFIT

Sales in 2010 were $1.6 billion and net income was $34.5 million. Diluted net income per share was $0.75.

CASH

Cash was $117 million in 2010, up from $83 million in 2009.

ACQUISITIONS

Nine branches in key markets were acquired in 2010.

1928

Beacon Sales Company is established in Charlestown, Massachusetts.

1984

Andrew Logie buys a majority interest in Beacon Sales Company.

1984-1997

Beacon grows in sales and reputation, opening four new branches in New England.

1997

Equity firm Code, Hennessy & Simmons III, L.P. purchases a majority interest, and Beacon Roofing Supply is formed.

1998

Quality Roofing Supply in Pennsylvania becomes Beacon's first acquisition.

1999-2000

Best Distributing in the Carolinas joins Beacon. Groupe Bedard and Exeltherm Supply are acquired and become Beacon Canada.

2001

The Roof Center in Maryland/Virginia and West End Lumber in Texas are acquired.

2004

Beacon goes public with its IPO (NASDAQ: BECN). JGA Corp. in Georgia and Florida becomes part of Beacon.

2005

Shelter Distribution with more than 50 branches in 14 Midwestern and Southern states is acquired. Beacon gains a presence on the West Coast with Pacific Supply.

2006-2007

Mississippi Roofing Supply, Alabama Roofing Supply, Roof Depot and RSM Supply are acquired. North Coast Commercial Roofing Systems is acquired.

2008-2010

Beacon achieves record sales in 2008 and record profits in 2009. Nine branches are acquired in 2010.

Beacon's complete history can be found on beaconroofingsupply.com/about-us/history/default.html.



FINANCIAL SUMMARY


NET SALES
In Thousands
$1,800,000
$1,600,000
$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
0
2007
2008
2009
2010

$ in 000's except per share amounts

Fiscal year:	2007	2008	2009	2010
Net sales	$1,645,785	$1,784,495	$1,733,967	$1,609,969
Gross margin %	22.7%	23.5%	23.7%	22.4%
Operating income	$69,808	$94,710	$109,209	$73,517
Operating income %	4.2%	5.3%	6.3%	4.6%
Net income	$25,279	$40,306	$52,418	$34,526
Diluted net income per share	$0.56	$0.90	$1.15	$0.75
Total assets	$1,006,660	$1,067,816	$1,040,786	$1,042,189
Stockholders' equity	$323,850	$366,701	$423,573	$468,844


OPERATING INCOME
In Thousands
$110,000
$100,000
$90,000
$80,000
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
0
2007
2008
2009
2010

DEAR SHAREHOLDERS **AND** FRIENDS



Robert Buck
CHAIRMAN



Paul Isabella
PRESIDENT & CEO



David Grace
EXEC. VICE PRESIDENT & CFO

Dear Shareholders and Friends,

We welcome this opportunity to communicate with you and share the details of our performance in 2010, as well as some information about our industry and our plans for the future.

Industry and economic conditions remained challenging in 2010, and our results were below 2009, which was a record year for us. Our sales declined 7.2% to $1.61 billion from $1.73 billion, and net income was $34.5 million compared to $52.4 million. Our lower net income was due to the decline in sales and a lower gross margin rate, partially offset by significant expense reductions.

Residential roofing sales and gross margin were unfavorably impacted by lower average selling prices in 2010 and less re-roofing activity in areas affected by storms in 2009. This was especially true in the areas along the Gulf of Mexico affected by Hurricane Ike in the first half of 2009. In addition, as most of you have already heard or read, levels of new construction across the country are at historical lows.

Our employees have worked hard to gain market share and maintain our profitability during these tough economic times. Our continued vigilance in controlling expenses and managing working capital helped mitigate the negative impact from the above factors. We were able to build cash by another $34 million in 2010, up to a total of $117 million at the end of the year, even while we acquired nine new branches and continued to pay down our debt. Since we are lean, we should be able to successfully leverage our profitability from a future rebound in residential business in particular.

We made five small but strategically important acquisitions in 2010 that opened up new market areas or filled in key existing areas. These acquisitions included two companies in Florida, as we expand our footprint in that large and significant market. Other acquisitions were made in Tennessee, Toronto and Louisiana. We are very excited to have these five quality companies and their experienced employees within our Beacon family, and believe they will play an important role in our future growth.

We are prepared for our next stage of growth and we are excited about our future. We believe we have a strong and talented management team in place, and we have worked hard to develop a strong balance sheet during the recent tough economic times. We have excellent banking relationships and a favorable credit facility that had $160 million of availability at year's end. We also have continued to strengthen our vendor relationships, as our vendors are key partners in our continued growth. The acquisition pipeline


Beacon Roofing Supply, Inc.
NASDAQ
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OFF TO INDY
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Beacon executives, board members and spouses in front of the NASDAQ Tower in Times Square, New York, N.Y. after Beacon's NASDAQ Closing Bell Ceremony.

is full, and we believe we are well-positioned to take advantage of growth opportunities as the right situations present themselves.

The outlook for our industry is very positive. The U.S. roofing market, based upon an early 2010 industry report, was estimated to be approximately $15.0 billion in 2009 and is projected to grow 3.6% annually through 2014 to $17.9 billion. Traditionally, more than 70% of expenditures in the roofing market are for re-roofing projects, providing a steady and dependable stream of business. Driving the demand for re-roofing is an aging U.S. housing stock. More than 60% of the U.S. housing stock was built prior to 1980, with the median age of U.S. homes now over 35 years. In addition, over the next five years, new residential roofing unit demand is expected to increase from 10% of total residential roofing demand in 2009 to approximately 26% in 2014, indicating a 25% growth rate.

Although our 2010 results were below expectations, our company has fared better than many during the severe economic and new construction downturns. We believe our long-term business plan and our hard-working employees allowed us to prosper during these very difficult times. Our plan focuses on customer service, as well as product and geographic diversity, while also recognizing the entrepreneurial spirit at the local branch level, maintaining a value-driven corporate culture, controlling costs, and growing both organically and by strategic acquisitions.

Fiscal year 2010 was our sixth year as a public company. This past May, Beacon Roofing Supply was honored to ring the bell at the NASDAQ Market Closing Bell Ceremony. We have grown from annual sales of $653 million in 2004, with 67 branches in 12 states and three Canadian provinces, to $1.6 billion in 2010, with 179 branches in 37 states and three Canadian provinces. We are very proud of the performance and dedication of our employees, who have made our success and the NASDAQ recognition possible.

We thank each employee at the branch level and all of our employees who support them. We truly appreciate their focus on customer service and prudent management of the resources entrusted to us.

Thank you for your continued interest and support.

Robert Buck	Paul Isabella	David Grace
CHAIRMAN	PRESIDENT and CEO	EXECUTIVE VICE PRESIDENT and CFO

COMPANY VALUES

Our personal values are based upon these foundational principles:

- Honesty and integrity in everything we do.
- Loyalty to each other and our company.
- Caring and compassionate regarding each other.
- Pride in a job well done.
- Morality in dealing with each other, our customers, vendors and other constituents.

Our business values encompass these traits and characteristics:

- Results oriented – It's important to deliver on our promises.
- Strong work ethic – Something to be admired.
- Perseverance – Setbacks will occur, but this value will keep us focused on achieving our goals.
- Passion – We love our business and our people. Passion for one's work is key to our success.
- Frugality – We take care of the resources entrusted to us. Waste is not fair to those who trust us.
- Credibility – We deliver on our commitments. We can be counted on!
- Teamwork – We recognize that we depend on each other in all we do.
- Discipline – No shortcuts. Before decisions are made, we have the discipline to research all the facts. We seek good advice before moving ahead.

The Best Environment

- No fear
- No politics
- No secrets
- Lean and clean
- Cherish people
- Honesty and integrity
- When one hurts, we all help



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JAN 1 0 2011
WASH, D.C.
193
SECTION

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**

For the Fiscal Year Ended September 30, 2010

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from ____________ to ____________

Commission File Number 000-50924

BEACON ROOFING SUPPLY, INC.

(Exact name of registrant as specified in its charter)

Delaware	**36-4173371**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Address of principal executive offices: **One Lakeland Park Drive, Peabody, MA 01960**

Registrant's telephone number, including area code: **(978) 535-7668**

Securities registered pursuant to section 12(b) of the Act:

Title of each class
Common Stock, $.01 par value

Name of each exchange on which registered:
The NASDAQ Global Select Market

Securities registered pursuant to section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ YES ☐ NO

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting stock (common stock) held by non-affiliates of the registrant as of the end of the second quarter ended March 31, 2010 was $852,470,917.

The number of shares of common stock outstanding as of November 1, 2010 was 45,676,520.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III (Items 10, 11, 12, 13 and 14) will be incorporated by reference from the Registrant's definitive proxy statement (to be filed pursuant to Regulation 14A).

BEACON ROOFING SUPPLY, INC.

Table of Contents

Index to Annual Report
on Form 10-K

Year Ended September 30, 2010

Forward-looking statements

The matters discussed in this Form 10-K that are forward-looking statements are based on current management expectations that involve substantial risks and uncertainties, which could cause actual results to differ materially from the results expressed in, or implied by, these forward-looking statements. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as "aim," "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "project," "should," "will be," "will continue," "will likely result," "would" and other words and terms of similar meaning in conjunction with a discussion of future operating or financial performance. You should read statements that contain these words carefully, because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other "forward-looking" information.

We believe that it is important to communicate our future expectations to our investors. However, there are events in the future that we are not able to accurately predict or control. The factors listed under Item 1A, Risk Factors, as well as any cautionary language in this Form 10-K, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Although we believe that our expectations are based on reasonable assumptions, actual results may differ materially from those in the forward looking statements as a result of various factors, including, but not limited to, those described under Item 1A, Risk Factors and elsewhere in this Form 10-K.

Forward-looking statements speak only as of the date of this Form 10-K. Except as required under federal securities laws and the rules and regulations of the SEC, we do not have any intention, and do not undertake, to update any forward-looking statements to reflect events or circumstances arising after the date of this Form 10-K, whether as a result of new information, future events or otherwise. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements included in this Form 10-K or that may be made elsewhere from time to time by or on behalf of us. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

PART I

ITEM 1. BUSINESS

Overview

We are one of the largest distributors of residential and non-residential roofing materials in the United States and Canada. We also distribute other complementary building materials, including siding, windows, specialty lumber products and waterproofing systems for residential and nonresidential building exteriors. We currently operate 179 branches in 37 states and 3 Canadian provinces, carrying up to 10,000 SKUs and serving approximately 40,000 customers. We are a leading distributor of roofing materials in key metropolitan markets in the Northeast, Mid-Atlantic, Midwest, Central Plains, South and Southwest regions of the United States and in Eastern Canada.

For the fiscal year ended September 30, 2010, residential roofing products comprised 46% of our sales, non-residential roofing products accounted for 39% of our sales, and siding, waterproofing systems, windows, specialty lumber and other exterior building products provided the remaining 15% of our sales.

We also provide our customers a comprehensive array of value-added services, including:

- advice and assistance to contractors throughout the construction process, including product identification, specification and technical support;
- job site delivery, rooftop loading and logistical services;
- tapered insulation design and layout services;
- metal fabrication and related metal roofing design and layout services;
- trade credit; and
- marketing support, including project leads for contractors.

We believe the additional services we provide strengthen our relationships with our customers and distinguish us from our competition. The vast majority of orders require at least some of these services. Our ability to provide these services efficiently and reliably can save contractors time and money. We also believe that our value-added services enable us to achieve attractive gross profit margins on our product sales. We have earned a reputation for a high level of product availability, excellent employees, professionalism and high-quality service, including timely, accurate and safe delivery of products.

Our diverse customer base represents a significant portion of the residential and non-residential roofing contractors in most of our markets. Reflecting the overall market for roofing products, we sell the majority of our products to roofing contractors that are involved on a local basis in the replacement, or re-roofing, component of the roofing industry. We utilize a branch-based operating model in which branches maintain local customer relationships but benefit from centralized functions such as information technology, accounting, financial reporting, credit, purchasing, legal and tax services. This allows us to provide customers with specialized products and personalized local services tailored to a geographic region, while benefiting from the resources and scale efficiencies of a national distributor.

We have achieved our growth through a combination of sixteen strategic and complementary acquisitions between fiscal years 2000 and 2010, opening new branch locations, acquiring branches and broadening our product offering. We have grown from $224.0 million in sales in fiscal year 2000 to $1.610 billion in sales in fiscal year 2010, which represents a compound annual growth rate of 21.8%. Our internal growth, which includes growth from existing and newly opened branches but excludes growth from acquired branches, averaged 2.5% per annum over the same period. Acquired branches are excluded from internal growth measures until they have been under our ownership for at least four full fiscal quarters at the start of the reporting period. During this eleven-year period, we opened thirty-five new branch locations (of which we have only closed two), while our same store sales decreased an average of 0.9% per annum. Same store sales are defined as the aggregate sales from branches open for the entire comparable annual periods within the eleven-year period. Income from operations has increased from $10.4 million in fiscal year 2000 to $73.5 million in fiscal year 2010, which represents a compound annual growth rate of 21.6%. We believe that our proven business model can deliver industry-leading growth and operating profit margins.

In fiscal year 2010, our sales and income from operations declined 7.2% and 32.7%, respectively, over fiscal year 2009. Both of these fiscal years contained 253 business days. We acquired nine new branches and closed two branches during fiscal year 2010.

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge on our website at *www.beaconroofingsupply.com* as soon as reasonably practical after we electronically file such reports with, or furnish them to, the Securities and Exchange Commission.

History

Our predecessor, Beacon Sales Company, Inc., was founded in Charlestown, Massachusetts (a part of Boston) in 1928. In 1984, when our former Chairman Andrew Logie acquired Beacon Sales Company with other investors, Beacon operated three distribution facilities and generated approximately $16 million in annual revenue. In August 1997, Code, Hennessy & Simmons III, L.P., a Chicago-based private equity fund, and certain members of management, purchased Beacon Sales Company to use it as a platform to acquire leading regional roofing materials distributors throughout the United States and Canada. At the time of the purchase by Code Hennessy and management, Beacon Sales Company operated seven branches in New England and generated approximately $72 million of revenue annually, primarily from the sale of non-residential roofing products. Since 1997, we have made twenty-two strategic and complementary acquisitions. Also since 1997, we have opened a total of thirty-six new branches (of which we have only closed two). We have also expanded our product offerings to offer more residential roofing products and complementary exterior building materials and related services. Our strategic acquisitions, branch expansions, and product line extensions have increased the diversity of both our customer base and local market focus and generated cost savings through increased purchasing power and reduced overhead expenses as a percentage of net sales. We completed an initial public offering ("IPO") and became a public company in September 2004, and completed a follow-on stock offering in December 2005.

We were incorporated in Delaware in 1997. Our principal executive offices are located at One Lakeland Park Drive, Peabody, MA 01960 and our telephone number is (978) 535-7668. Our Internet website address is *www.beaconroofingsupply.com*.

U.S. Industry Overview

The U.S. roofing market, based upon an early 2010 industry report and based upon manufacturer sales to distributors and others, was estimated to be approximately $15.0 billion in 2009 and is projected to grow 3.6% annually through 2014 to $17.9 billion. We believe this rate of growth is within the range of the stable long-term growth rates in the industry over the past 40 years.

The U.S. roofing market can be separated into two categories: the residential roofing market and the non-residential roofing market. The residential roofing market accounted for approximately 58% of the total U.S. market by unit volume (39% of total dollar demand) in 2009. Through 2014, residential roofing construction in dollars is expected to grow slightly faster than non-residential roofing construction as residential construction is projected to rebound from current low levels.

Traditionally, over 70% of expenditures in the roofing market are for re-roofing projects, with the balance being for new construction. Due to the current slow down in both residential and non-residential new construction, it is estimated that re-roofing represented over 85% of the expenditures for roofing in 2009. Re-roofing projects are generally considered maintenance and repair expenditures and are less likely than new construction projects to be postponed during periods of recession or slow economic growth. As a result, demand for roofing products is less volatile than overall demand for construction products.

Regional variations in economic activity influence the level of demand for roofing products across the United States. Of particular importance are regional differences in the level of new home construction and renovation, because the residential market for roofing products accounts for approximately 58% of unit demand. Demographic trends, including population growth and migration, contribute to regional variations in residential demand for roofing products through their influence on regional housing starts and existing home sales.

Roofing distributors

Wholesale distribution is the dominant distribution channel for both residential and nonresidential roofing products. Wholesale roofing product distributors serve the important role of facilitating the purchasing relationships between roofing materials manufacturers and thousands of contractors. Wholesale distributors also maintain localized inventories, extend trade credit, give product advice and provide delivery and logistics services.

Despite some recent consolidation, the roofing materials distribution industry remains highly fragmented. The industry is characterized by a large number of small and local regional participants. As a result of their small size, many of these distributors lack the corporate, operating and IT infrastructure required to compete effectively.

Residential roofing market

Within the residential roofing market, the re-roofing market is more than twice the size of the new roofing market, accounting for approximately 90% of the residential roofing unit demand in 2009, compared to a historic rate of about 67%. Over the next five years, new roofing unit demand is expected to increase from 10% of total demand in 2009 to approximately 26% in 2014, indicating a 25% growth rate, while re-roofing demand is expected to remain flat.

Driving the demand for re-roofing is an aging U.S. housing stock. Over 60% of the U.S. housing stock was built prior to 1980, with the median age of U.S. homes being over 35 years. Asphalt shingles dominate the residential roofing market, with an approximate 85% share, and historically have had an expected useful life of 15 to 20 years A number of factors also generate re-roofing demand, including one-time weather damage (such as Hurricane Ike which increased demand in 2008), improvement expenditures and homeowners looking to upgrade their homes. Sales of existing homes can affect re-roofing demand, as some renovation decisions are made by sellers preparing their houses for sale and others are made by new owners within the first year or two of occupancy.

Within the new construction portion of the residential roofing market, housing starts together with larger average roof sizes have supported prior growth in new residential roofing demand. Although new housing starts are up slightly in 2010, they declined during 2006 through 2009, and the pace may continue at the lower levels or decline further again in the near future.

Non-residential roofing market

Demand for roofing products used on non-residential buildings in dollars is forecast to continue to grow at historical rates, but slightly slower than the expected future growth of roofing products used in residential construction. In recent years up until 2009, new non-residential roofing was the fastest-growing portion of the U.S. roofing market. However, more challenging economic conditions, including tighter credit markets, caused a decline in 2009 in new commercial projects and, to a lesser extent, re-roofing projects, and will likely continue to influence expenditures for non-residential roofing in the near term.

In 2009, re-roofing projects represented approximately 81% of the total non-residential demand. Re-roofing activity tends to be less cyclical than new construction and depends in part upon the types of materials on existing roofs, their expected lifespan and intervening factors such as wind or water damage.

The non-residential roofing market includes an office and commercial market, an industrial market and an institutional market. Office and commercial roofing projects is the single largest component of the non-residential roofing market at 53%. Industrial roofing projects represent 25% of non-residential roofing product sales, while institutional projects and other make up the remaining 22% of non-residential roofing demand.

Complementary building products

Demand for complementary building products such as siding, windows and doors for both the residential and non-residential markets has decreased along with the new residential construction market and the downturn in the economy. Unlike the roofing industry, demand for these products is more discretionary and influenced much greater by the new construction market.

These complementary products also significantly contribute to the overall building products market. The U.S. siding market was approximately $7.8 billion in 2009, while the U.S. window and door industry was approximately $34.9 billion in 2007, the most recent information available to us. Both of these markets have been negatively impacted by the decline in new housing starts in recent years but siding is expected to grow at higher rates than roofing, while windows and doors is expected to grow at a rate slightly below that of the roofing industry over the next several years.

Our Strengths

We believe the sales and earnings growth we have achieved over time has been and will continue to be driven by our primary competitive strengths, which include the following:

- ***National scope combined with regional expertise.*** We believe we are the second largest roofing materials distributor in the United States and Canada. We utilize a branch-based operating model in which branches maintain local customer relationships but benefit from centralized functions such as information technology, accounting, financial reporting, credit, purchasing, legal and tax services. This allows us to provide customers with specialized products and personalized local services tailored to a geographic region, while benefiting from the resources and scale efficiencies of a national distributor.

- ***Diversified business model that reduces impact of economic downturns.*** We believe that our business is meaningfully protected in an economic downturn because of our high concentration in re-roofing, the relative non-discretionary nature of re-roofing, the mix of our sales between residential and non-residential products, our geographic and customer diversity, and the financial and operational ability we have to expand our business and obtain market share.

- ***Superior customer service.*** We believe that our high level of customer service and support differentiates us from our competitors. We employ experienced salespeople who provide advice and assistance in properly identifying products for various applications. We also provide services such as safe and timely job site delivery, logistical support and marketing assistance. We believe that the services provided by our employees improve our customers' efficiency and profitability which, in turn, strengthens our customer relationships.

- ***Strong platform for growth and acquisition.*** Over the period from 1997 through 2010, we have increased revenue at rates well in excess of the growth in the overall roofing materials distribution industry. We have expanded our business through strategic acquisitions, new branch openings, branch acquisitions and the diversification of our product offering. We have successfully acquired companies and, for most of them, improved their financial and operating performance after acquisition.

- ***Sophisticated IT platform.*** All of our locations, except for one fabrication facility, operate on the same management information systems. We have made a significant investment in our information systems, which we believe are among the most advanced in the roofing distribution industry. These systems provide us with a consistent platform across all of our operations that help us achieve additional cost reductions, greater operating efficiencies, improved purchasing, pricing and inventory management and a higher level of customer service. Our systems have substantial capacity to handle our future growth without requiring significant additional investment.

- ***Industry-leading management team.*** We believe that our key personnel, including branch managers, are among the most experienced in the roofing industry. Our executive officers, regional vice presidents and branch managers have an average of over 11 years of roofing industry experience.

- ***Extensive product offering and strong supplier relationships.*** We have a product offering of up to 10,000 SKUs, representing an extensive assortment of high-quality branded products. We believe that our extensive product offering has been a significant factor in attracting and retaining many of our customers. Because of our significant scale, product expertise and reputation in the markets that we serve, we have established strong ties to the major roofing materials manufacturers and are able to achieve substantial volume discounts.

Growth Strategies

Our objective is to become the preferred supplier of roofing and other exterior building product materials in the U.S. and Canadian markets while continuing to increase our revenue base and maximize our profitability. We plan to attain these goals by executing the following strategies:

- ***Expand geographically through new branch openings.*** Significant opportunities exist to expand our geographic focus by opening additional branches in existing or contiguous regions. Since 1997, we and our acquired companies have successfully entered numerous markets through greenfield expansion. Our strategy with respect to greenfield opportunities is to typically open branches: (1) within our existing markets; (2) where existing customers have expanded into new markets; or (3) in areas that have limited or no acquisition candidates and are a good fit with our business model. At times, we have acquired small distributors with one to three branches to fill in existing regions.
- ***Pursue acquisitions of regional market-leading roofing materials distributors.*** Acquisitions are an important component of our growth strategy. We believe that there are significant opportunities to grow our business through disciplined, strategic acquisitions. With only a few large, well-capitalized competitors in the industry, we believe we can continue to build on our distribution platform by successfully acquiring additional roofing materials distributors. Between 1998 and 2010, we successfully integrated seventeen strategic and complementary acquisitions.
- ***Expand product and service offerings.*** We believe that continuing to increase the breadth of our product line and customer services are effective methods of increasing sales to current customers and attracting new customers. We work closely with customers and suppliers to identify new building products and services, including windows, siding, waterproofing systems, insulation and metal fabrication. In addition, we believe we can expand our business by introducing products that we currently only offer in certain of our markets into some of our other markets. We also believe we can expand particular product sales that are stronger in certain of our markets into our markets where those products have not sold as well (e.g., expanding nonresidential roofing sales in markets that sell mostly residential roofing).

Products and Services

Products

The ability to provide a broad range of products is essential in roofing materials distribution. We carry one of the most extensive arrays of high-quality branded products in the industry, enabling us to deliver products to our customers on a timely basis. We are able to fulfill approximately 97% of our warehouse orders through our in-stock inventory as a result of the breadth and depth of our inventory at our branches. Our product portfolio includes residential and non-residential roofing products as well as complementary building products such as siding, windows and specialty lumber products. Our product lines are designed primarily to meet the requirements of both residential and non-residential roofing contractors.

Product Portfolio

Residential roofing products	Non-residential roofing products	Complementary building products	
		Siding	**Windows/Doors**
Asphalt shingles	Single-ply roofing	Vinyl siding	Vinyl windows
Synthetic slate and tile	Asphalt	Red, white and yellow cedar siding	Aluminum windows
Clay tile	Metal	Fiber cement siding	Wood windows
Concrete tile	Modified bitumen	Soffits	Turn-key windows
Slate	Built-up roofing	House wraps	Wood doors
Nail base insulation	Cements and coatings	Vapor barriers	Patio doors
Metal roofing	Insulation — flat stock and tapered	Stone veneer	
Felt	Commercial fasteners	**Other**	**Specialty Lumber**
Wood shingles and shakes	Metal edges and flashings	Waterproofing systems	Redwood
Nails and fasteners	Skylights, smoke vents and roof hatches	Building insulation	Red cedar decking
Metal edgings and flashings	Sheet metal, including copper, aluminum and steel	Air barrier systems	Mahogany decking
Prefabricated flashings	Other accessories	Gypsum	Pressure treated lumber
Ridges and soffit vents		Moldings	Fire treated plywood
Gutters and downspouts		Patio covers	Synthetic decking
Other accessories			PVC trim boards
			Millwork
			Custom millwork

The products that we distribute are supplied by the industry's leading manufacturers of high-quality roofing materials and related products, such as Alcoa, BPCO, Carlisle, CertainTeed, Dow, Firestone, GAF/Elk Materials, James Hardie, Johns Manville, Owens Corning, Simonton, Tamko, and Revere Copper.

In the residential market, asphalt shingles comprise the largest share of the products we sell. We believe that we have also developed a specialty niche in the residential roofing market by distributing products such as high-end shingles, copper gutters and metal roofing products, as well as specialty lumber products for residential applications, including redwood, white and red cedar shingles, and red cedar siding. Additionally, we distribute gutters, downspouts, tools, nails, vinyl siding, windows, decking and related exterior shelter products to meet the needs of our residential roofing customers.

In the non-residential market, single-ply roofing systems comprise the largest share of our products. Our single-ply roofing systems consist primarily of Ethylene Propylene Diene Monomer (synthetic rubber), or EPDM, and Thermoplastic Olefin, or TPO, roofing materials and related components. In addition to the broad range of single-ply roofing components, we sell the insulation that is required as part of most non-residential roofing applications. Our insulation products include tapered insulation, which has been a high-growth product line. Our remaining non-residential products include metal roofing and flashings, fasteners, fabrics, coatings, roof drains, modified bitumen, built-up roofing and asphalt.

Services

We emphasize service to our customers. We employ a knowledgeable staff of salespeople. Our sales personnel possess in-depth technical knowledge of roofing materials and applications and are capable of providing advice and assistance to contractors throughout the construction process. In particular, we support our customers with the following value-added services:

- advice and assistance throughout the construction process, including product identification, specification and technical support;
- job site delivery, rooftop loading and logistical services;
- tapered insulation design and layout services;
- metal fabrication and related metal roofing design and layout services;
- trade credit; and
- marketing support, including project leads for contractors.

Customers

Our diverse customer base consists of approximately 40,000 contractors, home builders, building owners, and other resellers primarily in the Southeast, Northeast, Central Plains, Midwest, Southwest and Mid-Atlantic regions of the United States, as well as in Eastern Canada. Our typical customer varies by end market, with relatively small contractors in the residential market and small to large-sized contractors in the non-residential market. To a lesser extent, our customer base includes general contractors, retailers and building materials suppliers.

As evidenced by the fact that a significant number of our customers have relied on us or our predecessors as their vendor of choice for decades, we believe that we have strong customer relationships that our competitors cannot easily displace or replicate. No single customer accounts for more than 1.50% of our revenues.

Sales and Marketing

Sales strategy

Our sales strategy is to provide a comprehensive array of high-quality products and superior value-added services to residential and non-residential roofing contractors reliably, accurately and on time. We fulfill approximately 97% of our warehouse orders through our in-stock inventory as a result of the breadth and depth of our inventory at our local branches. We believe that our focus on providing superior value-added services and our ability to fulfill orders accurately and rapidly enables us to attract and retain customers.

Sales organization

We have attracted and retained an experienced sales force of about 900 people who are responsible for generating revenue at the local branch level. The expertise of our salespeople helps us to increase sales to existing customers and add new customers.

Each of our branches is headed by a branch manager, who also functions as the branch's sales manager. In addition, each branch employs one to four outside salespeople and one to five inside salespeople who report to their branch manager. Branches that focus primarily on the residential market typically staff a larger number of outside salespeople.

The primary responsibilities of our outside salespeople are to prospect for new customers and increase sales to existing customers. One of the ways our outside salespeople accomplish these objectives is by reviewing information from our proprietary LogicTrack software system, which extracts job and bid information from construction reports and other industry news services. The system extracts information on construction projects in our local markets from those industry services. Once a construction project is identified, our design and estimating team creates job quotes, which, along with pertinent bid and job information, are readily available to our salespeople through LogicTrack. Our outside salespeople then contact potential customers in an effort to solicit their interest in participating with us in the project. Throughout this process, LogicTrack maintains a record of quoting activity, due dates, and other data to allow tracking of the projects and efficient follow-up. By seeking a contractor to "partner" with on a bid, we increase the likelihood that the contractor will purchase their roofing materials and related products from us in the event that the contractor is selected for the project.

To complement our outside sales force, we have built a strong and technically proficient inside sales staff. Our inside sales force is responsible for fielding incoming orders, providing pricing quotations and responding to customer inquiries. Our inside sales force provides vital product expertise to our customers.

In addition to our outside and inside sales forces, we represent certain manufacturers for particular manufacturers' products. Currently, we have developed relationships with Carlisle, Johns Manville, Owens Corning and Firestone on this basis. We currently employ 31 representatives who act as liaisons (on behalf of property owners, architects, specifiers and consultants) between these roofing materials manufacturers and professional contractors.

Marketing

In order to capitalize on the local customer relationships that we have established and benefit from the brands developed by our regions, we have maintained the trade names of most of the businesses that we have acquired. These trade names, such as Alabama Roofing Supply, Beacon Roofing Supply Canada Company, Beacon Sales Company, Best Distributing Company, Coastal Metal Service, Dealer's Choice, GLACO, Groupe Bedard, Entrepot de la Toiture, JGA Beacon, Lafayette Wood Works, North Coast Commercial Roofing Systems, Mississippi Roofing Supply, Pacific Supply Company, Quality Roofing Supply Company, Roof Depot, RSM Supply, Roofing and Sheet Metal Supply, Shelter Distribution, Southern Roof Center, The Roof Center, West End Roofing Siding and Windows, West End Lumber Company, Independent Building Materials, Phoenix Sales, Louisiana Roofing Supply, Posi-Slope, Posi-Pentes, Lookout Supply Company and Wholesale Roofing Supply — are well-known in the local markets in which the respective branches compete and are associated with the provision of high-quality products and customer service.

As a supplement to the efforts of our sales force, each of our branches communicates with residential and non-residential contractors in their local markets through newsletters, direct mail and the Internet. In order to build and strengthen relationships with customers and vendors, we sponsor and promote our own regional trade shows, which feature general business and roofing seminars for our customers and product demonstrations by our vendors. In addition, we attend numerous industry trade shows throughout the regions in which we compete, and we are an active member of the National Roofing Contractors Association, as well as regional contractors' associations.

Purchasing and Suppliers

Our status as a leader in our core geographic markets, as well as our reputation in the industry, has allowed us to forge strong relationships with numerous manufacturers of roofing materials and related products, including Alcoa, BPCO, Carlisle, CertainTeed, Dow, Firestone, GAF/Elk Materials, James Hardie, Johns Manville, Owens Corning, Simonton, Tamko and Revere Copper.

We are viewed by our suppliers as a key distributor due to our industry expertise, significant market share in our core geographic markets and the substantial volume of products that we distribute. We have significant relationships with more than 125 suppliers and maintain multiple supplier relationships for each product line.

We manage the procurement of products through our national headquarters and regional offices, allowing us to take advantage of both our scale and local market conditions. We believe this enables us to purchase products more economically than most of our competitors. Product is shipped directly by the manufacturers to our branches or customers.

Operations

Facilities

Our network of 179 branches serves metropolitan areas in 37 states and 3 Canadian provinces. This network has enabled us to effectively and efficiently serve a broad customer base and to achieve a leading market position in each of our core geographic markets.

Operations

Our branch-based model provides each location with a significant amount of autonomy to operate within the parameters of our overall business model. Operations at each branch are tailored to meet the local needs of their customers. Depending on market needs, branches carry from about 1,000 to 10,000 SKUs.

Branch managers are responsible for sales, pricing and staffing activities, and have full operational control of customer service and deliveries. We provide our branch managers with significant incentives that allow them to share in the profitability of their respective branches as well as the company as a whole. Personnel at our corporate operations assist the branches with purchasing, procurement, credit services, information systems support, contract management, accounting and legal services, benefits administration and sales and use tax services.

Distribution/fulfillment process

Our distribution/fulfillment process is initiated upon receiving a request for a contract job order or direct product order from a contractor. Under a contract job order, a contractor typically requests roofing or other construction materials and technical support services. The contractor discusses the project's requirements with a salesperson and the salesperson provides a price quotation for the package of products and services. Subsequently, the salesperson processes the order and we deliver the products to the customer's job site.

Fleet

Our distribution infrastructure supports over 400,000 deliveries annually. To accomplish this, we maintain a dedicated owned fleet of 594 straight trucks, 235 tractors and 388 trailers. Nearly all of our delivery vehicles are equipped with specialized equipment, including 674 truck-mounted forklifts, cranes, hydraulic booms and conveyors, which are necessary to deliver products to rooftop job sites in an efficient and safe manner.

Our branches focus on providing materials to customers who are located within a two-hour radius of their respective facilities. We typically make deliveries five days per week.

Management information systems

We have fully integrated management information systems. Our systems are consistently implemented across our branches and acquired businesses are promptly moved to our system following acquisition. Our systems support every major internal operational function, except payroll, providing complete integration of purchasing, receiving, order processing, shipping, inventory management, sales analysis and accounting. The same databases are shared within the systems, allowing our branches to easily acquire products from other branches or schedule deliveries by other branches, greatly enhancing our customer service. Our systems also include a sophisticated pricing matrix which allows us to refine pricing by region, branch, type of customer, customer, or even a specific customer project. In addition, our systems allow us to monitor all branch and regional performance centrally. We have centralized many functions to leverage our size, including accounts payable, insurance, employee benefits, vendor relations, and banking.

All of our branches are connected to our IBM AS400 computer network by secure Internet connections or private data lines. We maintain a second IBM AS400 as a disaster recovery system, and information is backed up to this system throughout each business day. We have the capability of electronically switching our domestic operations to the disaster recovery system.

We have created a financial reporting package that allows us to send branches information they can use to compare branch by branch financial performance, which we believe is essential to operating each branch efficiently and more profitably. We have also developed a benchmarking report which enables us to compare all of our branches' performance in 12 critical areas.

We can place purchase orders electronically with some of our major vendors. The vendors then transmit their invoices electronically to us. Our system automatically matches these invoices with the related purchase orders and schedules payment. We have the capability to handle customer processing electronically, although most customers prefer ordering through our sales force.

Government Regulations

We are subject to regulation by various federal, state, provincial and local agencies. These agencies include the Environmental Protection Agency, Department of Transportation, Interstate Commerce Commission, Occupational Safety and Health Administration and Department of Labor and Equal Employment Opportunity Commission. We believe we are in compliance in all material respects with existing applicable statutes and regulations affecting environmental issues and our employment, workplace health and workplace safety practices.

Competition

Although we are one of the two largest roofing materials distributors in the United States and Canada, the U.S. roofing supply industry is highly competitive. The vast majority of our competition comes from local and regional roofing supply distributors, and, to a much lesser extent, other building supply distributors and "big box" retailers. Among distributors, we compete against a small number of large distributors and many small, local, privately-owned distributors. The principal competitive factors in our business include, but are not limited to, the availability of materials and supplies; technical product knowledge and expertise; advisory or other service capabilities; pricing of products; and availability of credit. We generally compete on the basis of the quality of our services, product quality, and, to a lesser extent, price. We compete not only for customers within the roofing supply industry but also for personnel.

Employees

As of September 30, 2010, we had 2,231 employees, consisting of 655 in sales and marketing, 266 in branch management, including supervisors, 1,001 warehouse workers, helpers and drivers, and 309 general and administrative personnel. We believe that our employee relations are good. Twenty-seven employees are currently represented by labor unions.

Order Backlog

Order backlog is not a material aspect of our business and no material portion of our business is subject to government contracts.

Seasonality

In general, sales and net income are highest during our first, third and fourth fiscal quarters, which represent the peak months of construction, especially in our branches in the northeastern U.S. and in Canada. Our sales are substantially lower during the second quarter, when we usually incur net losses. These quarterly fluctuations have diminished as we have diversified further into the southern regions of the United States.

Geographic Data

For geographic data about our business, please see Note 15 to our Consolidated Financial Statements included elsewhere in this Form 10-K.

ITEM 1A. RISK FACTORS

You should carefully consider the risks and uncertainties described below and other information included in this Form 10-K in evaluating us and our business. If any of the events described below occur, our business and financial results could be adversely affected in a material way. This could cause the trading price of our common stock to decline, perhaps significantly.

We may not be able to effectively integrate newly acquired businesses into our operations or achieve expected profitability from our acquisitions.

Our growth strategy includes acquiring other distributors of roofing materials and complementary products. Acquisitions involve numerous risks, including:

- unforeseen difficulties in integrating operations, technologies, services, accounting and personnel;
- diversion of financial and management resources from existing operations;
- unforeseen difficulties related to entering geographic regions where we do not have prior experience;
- potential loss of key employees;
- unforeseen liabilities associated with businesses acquired; and
- inability to generate sufficient revenue to offset acquisition or investment costs.

As a result, if we fail to evaluate and execute acquisitions properly, we might not achieve the anticipated benefits of these acquisitions, and we may incur costs in excess of what we anticipate. These risks may be greater in the case of larger acquisitions.

We may not be able to successfully identify acquisition candidates, which would slow our growth rate.

We continually seek additional acquisition candidates in selected markets and from time to time engage in exploratory discussions with potential candidates. If we are not successful in finding attractive acquisition candidates that we can acquire on satisfactory terms, or if we cannot complete acquisitions that we identify, it is unlikely that we will sustain the historical growth rates of our business.

An inability to obtain the products that we distribute could result in lost revenues and reduced margins and damage relationships with customers.

We distribute roofing and other exterior building materials that are manufactured by a number of major suppliers. Although we believe that our relationships with our suppliers are strong and that we would have access to similar products from competing suppliers should products be unavailable from current sources, any disruption in our sources of supply, particularly of the most commonly sold items, could result in a loss of revenues and reduced margins and damage relationships with customers. Supply shortages may occur as a result of unanticipated demand or production or delivery difficulties. When shortages occur, roofing material suppliers often allocate products among distributors.

Loss of key personnel or our inability to attract and retain new qualified personnel could hurt our ability to operate and grow successfully.

Our future success is highly dependent upon the services of Robert Buck, Chief Executive Officer and Chairman of the Board, Paul Isabella, President and Chief Operating Officer, and David Grace, Chief Financial Officer. Our success will continue to depend to a significant extent on our executive officers and key management personnel, including our regional vice presidents. We do not have key man life insurance covering any of our executive officers. We may not be able to retain our executive officers and key personnel or attract additional qualified management. The loss of any of our executive officers or other key management personnel, or our inability to recruit and retain qualified personnel, could hurt our ability to operate and make it difficult to execute our acquisition and internal growth strategies.

A change in vendor rebates could adversely affect our income and gross margins.

The terms on which we purchase product from many of our vendors entitle us to receive a rebate based on the volume of our purchases. These rebates effectively reduce our costs for products. If market conditions change, vendors may adversely change the terms of some or all of these programs. Although these changes would not affect the net recorded costs of product already purchased, it may lower our gross margins on products we sell or income we realize in future periods.

Cyclicality in our business could result in lower revenues and reduced profitability.

We sell a portion of our products for new residential and non-residential construction. The strength of these markets depends on new housing starts and business investment, which are a function of many factors beyond our control, including credit availability, interest rates, employment levels, and consumer confidence. Downturns in the regions and markets we serve could result in lower revenues and, since many of our expenses are fixed, lower profitability. Although new housing starts are up slightly thus far in 2010, they declined during 2006 through 2009 and the pace may continue at the lower levels or decline again further. Commercial construction activity declined in 2009 and 2010 and could continue to decline. Tougher economic conditions, including tighter availability of commercial credit, contributed to the recent decline in new commercial projects and, to a lesser extent, a decline in re-roofing projects, and may continue to have a negative effect on current and future levels of construction, especially new non-residential construction.

Seasonality in the construction and re-roofing industry generally results in second quarter losses.

Our second quarter is typically adversely affected by winter construction cycles and weather patterns in colder climates as the level of activity in the new construction and re-roofing markets decreases. Because many of our expenses remain relatively fixed throughout the year, we generally record a loss during our second quarter. We expect that these seasonal variations will continue in the future.

If we encounter difficulties with our management information systems, we could experience problems with inventory, collections, customer service, cost control and business plan execution.

We believe our management information systems are a competitive advantage in maintaining our leadership position in the roofing distribution industry. If we experience problems with our management information systems, we could experience, among other things, product shortages and/or an increase in accounts receivable. Any failure by us to properly maintain our management information systems could adversely impact our ability to attract and serve customers and could cause us to incur higher operating costs and experience delays in the execution of our business plan.

An impairment of goodwill and/or other intangible assets could reduce net income.

Acquisitions frequently result in the recording of goodwill and other intangible assets. At September 30, 2010, goodwill represented approximately 35% of our total assets. Goodwill is not amortized for financial reporting purposes and is subject to impairment testing at least annually using a fair-value based approach. The identification and measurement of goodwill impairment involves the estimation of the fair value of our reporting units. Our accounting for impairment contains uncertainty because management must use judgment in determining appropriate assumptions to be used in the measurement of fair value. We determine the fair values of our reporting units by using both a market and discounted cash flow approach.

We evaluate the recoverability of goodwill for impairment in between our annual tests when events or changes in circumstances indicate that the carrying amount of goodwill may not be recoverable. Any impairment of goodwill will reduce net income in the period in which the impairment is recognized.

We might need to raise additional capital, which may not be available, thus limiting our growth prospects.

We may require additional equity or further debt financing in order to consummate an acquisition or for additional working capital for expansion or if we suffer losses. In the event additional equity or debt financing is unavailable to us, we may be unable to expand or make acquisitions and our stock price may decline as a result of the perception that we have more limited growth prospects.

Disruptions in the capital and credit markets may impact the availability of credit and business conditions.

If the financial institutions that have extended credit commitments to us are adversely affected by the conditions of the capital and credit markets, they may become unable to fund borrowings under those credit commitments, which could have an adverse impact on our financial condition and our ability to borrow funds, if needed, for working capital, acquisitions, capital expenditures and other corporate purposes.

Market disruptions could cause broader economic downturns, which may lead to lower demand for our products and increased incidence of customers' inability to pay their accounts. Additional customer bankruptcies or similar events caused by such broader downturns may result in higher levels of bad debt expense than we have historically experienced. Also, our suppliers may potentially be impacted, causing potential disruptions or delays of product availability. These events would adversely impact our results of operations, cash flows and financial position.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We lease 186 facilities, including our headquarters and other support facilities, throughout the United States and Eastern Canada. These leased facilities range in size from approximately 750 square feet to 137,000 square feet. In addition, we own thirteen sales/warehouse facilities located in Manchester, New Hampshire; Reading, Pennsylvania; Montreal, Quebec (2); Sainte-Foy, Quebec; Delson, Quebec; Salisbury, Maryland; Hartford, Connecticut; Cranston, Rhode Island; Lancaster, Pennsylvania; Jacksonville, Florida; Easton, Maryland; and Manassas, Virginia. These owned facilities range in size from 11,500 square feet to 68,000 square feet. All of the owned facilities are mortgaged to our senior lenders. We believe that our properties are in good operating condition and adequately serve our current business operations.

As of November 1, 2010, our 179 branches, a few with multiple leased facilities or combined facilities, and 8 other facilities were located in the following states and provinces:

State	Number of Branches	Other
Alabama	4	
Arkansas	4	
California	4	
Colorado	1	
Connecticut	2	1
Delaware	2	
Florida	7	
Georgia	6	
Illinois	7	
Indiana	6	
Iowa	1	
Kansas	4	1
Kentucky	4	
Louisiana	4	1
Maine	1	
Maryland	13	1
Massachusetts	9	
Michigan	3	
Minnesota	2	
Mississippi	2	
Missouri	5	
Nebraska	3	
New Hampshire	1	
New Jersey	1	
New Mexico	1	
New York	1	
North Carolina	10	
Ohio	4	
Oklahoma	3	
Pennsylvania	13	
Rhode Island	1	
South Carolina	4	
Tennessee	5	
Texas	19	
Vermont	1	
Virginia	8	2
West Virginia	2	—
Subtotal — U.S.	168	6
Canadian Provinces		
Manitoba	1	
Ontario	4	1
Quebec	6	—
Subtotal — Canada	11	1
Total	179	7

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are involved in lawsuits that are brought against us in the normal course of business. We are not currently a party to any legal proceedings that would be expected, either individually or in the aggregate, to have a material adverse effect on our business or financial condition.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock trades on The NASDAQ Global Select Market under the symbol "BECN". The following table lists quarterly information on the price range of our common stock based on the high and low reported sale prices for our common stock as reported by NASDAQ for the periods indicated below:

	High	Low
Year ended September 30, 2009:		
First quarter	$14.84	$ 9.72
Second quarter	$14.99	$10.57
Third quarter	$17.65	$13.08
Fourth quarter	$17.15	$14.05
Year ended September 30, 2010:		
First quarter	$16.89	$14.31
Second quarter	$19.31	$16.00
Third quarter	$22.81	$18.02
Fourth quarter	$18.50	$13.76

There were 33 holders of record of our common stock as of November 1, 2010.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

No purchases of our equity securities were made by us or any affiliated entity during the fourth quarter of the year ended September 30, 2010.

Recent Sales of Unregistered Securities

None.

Dividends

We have not paid cash dividends on our common stock and do not anticipate paying dividends in the foreseeable future. Our board of directors currently intends to retain any future earnings for reinvestment in our business. Our revolving credit facilities currently prohibit the payment of dividends without the prior written consent of our lender. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends, and any other factors our board of directors deems relevant.

Performance Graph

The following graph compares the cumulative total shareholder return (including reinvestment of dividends) of Beacon Roofing Supply, Inc.'s common stock based on its market prices, beginning with the start of fiscal year 2006 and each fiscal year thereafter, with (i) the Nasdaq Index and (ii) the S&P 1500 Building Products Index.



Comparison of Cumulative Total Return
$150
$100
$50
$0
9/24/05
9/30/06
9/30/07
9/30/08
9/30/09
9/30/10
Beacon Roofing Supply, Inc.
Nasdaq Index
S&P 1500 Building Products Index

The line graph assumes that $100 was invested in our common stock, the Nasdaq Index and the S&P 1500 Building Products Index on September 24, 2005. The closing price of our common stock on September 30, 2010 was $14.57. The stock price performance of Beacon Roofing Supply, Inc.'s common stock depicted in the graph above represents past performance only and is not necessarily indicative of future performance.

ITEM 6. SELECTED FINANCIAL DATA

You should read the following selected financial information together with our financial statements and related notes and "Management's discussion and analysis of financial condition and results of operations" also included in this Form 10-K. We have derived the statement of operations data for the years ended September 30, 2010, September 30, 2009 and September 30, 2008, and the balance sheet information at September 30, 2010 and September 30, 2009, from our audited financial statements included in this Form 10-K. We have derived the statements of operations data for the years ended September 30, 2007 and September 30, 2006, and the balance sheet data at September 30, 2008, September 30, 2007 and September 30, 2006, from our audited financial statements not included in this Form 10-K.

Statement of operations data

	Fiscal year ended September 30,				
(Dollars in Thousands)	2010	2009	2008	2007	2006 (53 weeks)
Net sales	$ 1,609,969	$ 1,733,967	$ 1,784,495	$ 1,645,785	$ 1,500,637
Cost of products sold	1,249,869	1,322,845	1,364,487	1,271,868	1,136,500
Gross profit	360,100	411,122	420,008	373,917	364,137
Operating expenses	286,583	301,913	325,298	304,109	263,836
Income from operations	73,517	109,209	94,710	69,808	100,301
Interest expense	(18,210)	(22,887)	(25,904)	(27,434)	(19,461)
Income taxes	(20,781)	(33,904)	(28,500)	(17,095)	(31,529)
Net income	$ 34,526	$ 52,418	$ 40,306	$ 25,279	$ 49,311
Net income per share					
Basic	$ 0.76	$ 1.16	$ 0.91	$ 0.57	$ 1.15
Diluted	$ 0.75	$ 1.15	$ 0.90	$ 0.56	$ 1.12
Weighted average shares outstanding					
Basic	45,480,922	45,007,313	44,346,293	44,083,915	42,903,279
Diluted	46,031,593	45,493,786	44,959,357	44,971,932	44,044,769
Other financial and operating data:					
Depreciation and amortization	$ 27,773	$ 30,389	$ 34,240	$ 32,863	$ 23,792
Capital expenditures (excluding acquisitions)	$ 10,107	$ 13,656	$ 5,739	$ 23,132	$ 19,063
Number of branches at end of period	179	172	175	178	155

Balance sheet data

	September 30,				
(In Thousands)	2010	2009	2008	2007	2006
Cash and cash equivalents	$ 117,136	$ 82,742	$ 26,038	$ 6,469	$ 1,847
Total assets	$1,042,189	$1,040,786	$1,067,816	$1,006,660	$839,890
Borrowings under revolving lines of credit, current portions of long-term debt and other obligations	$ 15,734	$ 15,092	$ 19,926	$ 34,773	$ 6,657
Long-term debt, net of current portions:					
Borrowings under revolving lines of credit	$ —	$ —	$ —	$ —	$229,752
Senior notes payable and other obligations	311,771	322,090	332,500	343,000	69,282
Other long-term obligations	11,910	16,257	25,143	31,270	10,610
	$ 323,681	$ 338,347	$ 357,643	$ 374,270	$309,644
Stockholders' equity	$ 468,844	$ 423,573	$ 366,701	$ 323,850	$291,169

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and related notes and other financial information appearing elsewhere in this Form 10-K. In addition to historical information, the following discussion and other parts of this Form 10-K contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by this forward-looking information due to the factors discussed under "Risk factors," "Forward-looking statements" and elsewhere in this Form 10-K. Certain tabular information will not foot due to rounding.

Overview

We are one of the largest distributors of residential and non-residential roofing materials in the United States and Canada. We are also a distributor of other building materials, including siding, windows, specialty lumber products and waterproofing systems for residential and nonresidential building exteriors. We purchase products from a large number of manufacturers and then distribute these goods to a customer base consisting of contractors and, to a lesser extent, general contractors, retailers and building material suppliers.

We carry up to 10,000 SKUs through 179 branches in the United States and Canada. In fiscal year 2010, approximately 93% of our net sales were in the United States. We stock one of the most extensive assortments of high-quality branded products in the industry, enabling us to deliver products to our customers on a timely basis.

Execution of the operating plan at each of our branches drives our financial results. Revenues are impacted by the relative strength of the residential and non-residential roofing markets we serve. We strive for an appropriate mix of residential, non-residential and complementary product sales in all of our regions but allow each of our branches to influence its own marketing plan and mix of products based upon its local market. We differentiate ourselves from the competition by providing customer services, including job site delivery, tapered insulation layouts and design and metal fabrication, and by providing credit. We consider customer relations and our employees' knowledge of roofing and exterior building materials to be important to our ability to increase customer loyalty and maintain customer satisfaction. We invest significant resources in training our employees in sales techniques, management skills and product knowledge. While we consider these attributes important drivers of our business, we continually pay close attention to controlling operating costs.

Our growth strategy includes both internal growth (opening new branches, growing sales with existing customers, adding new customers and introducing new products) and acquisition growth. Our main acquisition strategy is to target market leaders in geographic areas that we presently do not serve. Our April 2007 acquisition of North Coast Commercial Roofing Systems, Inc is an example of this approach. North Coast is a leading distributor of commercial roofing systems and related accessories, based in Twinsburg, Ohio, which had 16 locations in Ohio, Illinois, Indiana, Kentucky, Michigan, New York, Pennsylvania and West Virginia at the time of the acquisition. There was minimal branch overlap with our existing operations. We also have acquired smaller companies to supplement branch openings within an existing region. Our April 2010 acquisition of Louisiana Roofing Supply, a single location distributor of residential and commercial roofing products located in Baton Rouge, Louisiana, which we integrated into our West End Roofing Siding and Windows region in the Southwest, is an example of such an acquisition.

General

We sell all materials necessary to install, replace and repair residential and non-residential roofs, including:

- shingles;
- single-ply roofing;
- metal roofing and accessories;
- modified bitumen;
- built up roofing;

- insulation;
- slate and tile;
- fasteners, coatings and cements; and
- other roofing accessories.

We also sell complementary building products such as:

- vinyl siding;
- doors, windows and millwork;
- wood and fiber cement siding;
- residential insulation; and
- waterproofing systems.

The following is a summary of our net sales by product group (in thousands) for the last three full fiscal years. Percentages may not total due to rounding.

	Year Ended					
	September 30, 2010		September 30, 2009		September 30, 2008	
	Net Sales	Mix	Net Sales	Mix	Net Sales	Mix
Residential roofing products	$ 745,560	46.3%	$ 898,796	51.8%	$ 758,491	42.5%
Non-residential roofing products	620,977	38.6%	598,789	34.5%	723,742	40.6%
Complementary building products	243,432	15.1%	236,382	13.6%	302,262	16.9%
	$1,609,969	100.0%	$1,733,967	100.0%	$1,784,495	100.0%

We have approximately 40,000 customers, none of which represents more than 1.50% of our net sales. Many of our customers are small to mid-size contractors with relatively limited capital resources. We maintain strict credit approval and review policies, which has helped to keep losses from customer receivables within our expectations. For the seven years prior to 2008, bad debts averaged approximately 0.3% of net sales. In 2010, bad debts were slightly lower than normal levels at 0.2% of net sales after we experienced increases to 0.4% and 0.6% of net sales in 2009 and 2008, respectively, which were still within our tolerances in consideration of the tougher economic and credit climate.

Our expenses consist primarily of the cost of products purchased for resale, labor, fleet, occupancy, and selling and administrative expenses. We compete for business and may respond to competitive pressures at times by lowering prices in order to maintain our market share.

Since 1997, we have made twenty-two strategic and complementary acquisitions and opened 36 new branches. We did not open any new branches in 2010. Three new branches were opened in 2009 and one in 2008. We slowed the pace of new branch openings beginning in 2008, mostly as a result of the slowdown in our business experienced since 2007. Typically, when we open a new branch, we transfer a certain level of existing business from an existing branch to the new branch. This allows the new branch to commence with a base business and also allows the existing branch to target other growth opportunities.

In managing our business, we consider all growth, including the opening of new branches, to be internal growth unless it is a result of an acquisition. In our management's discussion and analysis of financial condition and results of operations, when we refer to growth in existing markets, we include growth from existing and newly-opened branches but exclude growth from acquired branches until they have been under our ownership for at least four full fiscal quarters at the start of the reporting period. Our average annual internal sales growth over the six fiscal years since our IPO was 2.1%.

Results of operations

The following discussion compares our results of operations for 2010, 2009 and 2008.

The following table shows, for the periods indicated, information derived from our consolidated statements of operations expressed as a percentage of net sales for the periods presented. Percentages may not total due to rounding.

	Year ended		
	September 30, 2010	September 30, 2009	September 30, 2008
Net sales	100.0%	100.0%	100.0%
Cost of products sold	77.6	76.3	76.5
Gross profit	22.4	23.7	23.5
Operating expenses	17.8	17.4	18.2
Income from operations	4.6	6.3	5.3
Interest expense	(1.1)	(1.3)	(1.5)
Income before income taxes	3.4	5.0	3.9
Income taxes	(1.3)	(2.0)	(1.6)
Net income	2.1%	3.0%	2.3%

2010 compared to 2009

The following table shows a summary of our results of operations for 2010 and 2009, broken down by existing markets and acquired markets.

	Existing Markets		Acquired Markets		Consolidated	
(in thousands)	2010	2009	2010	2009	2010	2009
Net sales	$1,583,687	$1,733,967	$26,282	$—	$1,609,969	$1,733,967
Gross profit	355,000	411,122	5,100	—	360,100	411,122
Gross margin	22.4%	23.7%	19.4%		22.4%	23.7%
Operating expenses	280,342	301,913	6,241	—	286,583	301,913
Operating expenses as a % of net sales	17.7%	17.4%	23.7%		17.8%	17.4%
Operating income	$ 74,658	$ 109,209	$(1,141)	$—	$ 73,517	$ 109,209
Operating margin	4.7%	6.3%	-4.3%		4.6%	6.3%

Net Sales

Consolidated net sales decreased $124.0 million, or 7.2%, to $1,610.0 million in 2010 from $1,734.0 million in 2009. Existing market sales decreased $150.3 million or 8.7%, while acquired markets contributed $26.3 million. We attribute the existing market sales decline primarily to the following factors:

- a decrease in re-roofing activity in the areas affected by Hurricane Ike in 2009; and
- continued general weakness in residential roofing activities in certain other regions;

partially offset by:

- recent growth in non-residential roofing activity in most regions; and
- a recent resurgence of growth in our complementary product sales.

We acquired nine branches in 2010 and closed two. We estimate that inflation in our product costs had no material impact on product costs in 2010 compared to 2009; however average selling prices were generally lower. We had 253 business days in both 2010 and 2009. Net sales by geographical region, excluding acquired branches, grew or (declined) as follows: Northeast 2.8%; Mid-Atlantic 7.4%; Southeast (10.4%); Southwest (32.6%); Midwest (9.2%); West (15.2%); and Canada 10.3%. These variations were primarily caused by short-term factors such as local economic conditions, weather conditions and storm activity.

The product group sales for our existing markets were as follows:

For the Fiscal Years Ended

Existing Markets

	2010		2009		Change	
(dollars in millions)	Net Sales	Mix	Net Sales	Mix		
Residential roofing products	$ 736.7	46.5%	$ 898.8	51.8%	$(162.1)	-18.0%
Non-residential roofing products	605.7	38.2%	598.8	34.5%	6.9	1.2%
Complementary building products	241.3	15.2%	236.4	13.6%	4.9	2.1%
	$1,583.7	100.0%	$1,734.0	100.0%	$(150.3)	-8.7%

For 2010, our acquired markets had product group sales of $8.9, $15.3 and $2.1 million in residential roofing products, non-residential roofing products and complementary building products, respectively. Total 2010 existing market sales of $1,583.7 million plus 2010 sales from acquired markets of $26.3 million equals our reported 2010 sales of $1,610.0 million. Prior year sales by product group are presented in a manner consistent with the current year's product classifications. We believe the existing market information is useful to investors because it helps explain organic growth or decline.

Gross Profit

	2010	2009	Change		
			(dollars in millions)		
Gross profit	$360.1	$411.1	$(51.0)		-12.4%
Existing markets	355.0	411.1	(56.1)		-13.6%
Gross margin	22.4%	23.7%		-1.3%	
Existing markets	22.4%	23.7%		-1.3%	

Our existing market gross profit decreased $56.1 million or 13.6% in 2010, while our acquired market gross profit contributed $5.1 million. Our overall and existing market gross margin decreased to 22.4% in 2010 from 23.7% in 2009. The margin rate decrease in our existing markets resulted primarily from approximately equal impacts generated by a more competitive market and a higher sales mix of non-residential roofing products, which typically have lower gross margins. These negative factors were partially offset by higher 2010 vendor incentive income, primarily from short-term buying programs. We currently expect our fiscal year 2011 overall annual gross margin to range from 22.0% to 23.5%, dependant mostly on product mix.

Direct sales (products shipped by our vendors directly to our customers), which typically have substantially lower gross margins than our warehouse sales, represented 20.3% and 19.0% of our net sales in 2010 and 2009, respectively. The slight increase in the percentage of direct sales was primarily attributable to the higher mix of non-residential roofing product sales. There were no material regional impacts from changes in the direct sales mix of our geographical regions.

Operating Expenses

	2010	2009	Change		
			(dollars in millions)		
Operating expenses	$286.6	$301.9	$(15.3)		-5.1%
Existing markets	280.3	301.9	(21.6)		-7.1%
Operating expenses as a % of sales	17.8%	17.4%		0.4%	
Existing markets	17.7%	17.4%		0.3%	

Our existing market operating expenses decreased by $21.6 million or 7.1% in 2010 to $280.3 million from $301.9 million in 2009, while our acquired markets incurred $6.3 million in operating expenses. The following factors were the leading causes of our lower operating expenses in our existing markets:

- savings of $9.8 million in payroll and related costs, due to a lower employee headcount, lower incentive-based pay, and lower related benefits (including a lower profit-sharing accrual);

- savings of $6.9 million in other general & administrative expenses from a reduction in the provision for bad debts of $4.7 million, reduced claim costs in our self-insurance programs and certain cost saving actions;
- reduced depreciation and amortization expense of $3.1 million due mostly to lower amortization of intangible assets;
- savings of $1.1 million in various selling expenses, such as reduced credit card fees due to the lower sales volume and certain cost saving actions, partially offset by higher fuel costs; and
- savings of $0.7 million in warehouse expenses mainly due to lower branch closing costs.

In 2010, we expensed a total of $9.9 million for the amortization of intangible assets recorded under purchase accounting compared to $12.2 million in 2009. Our existing market operating expenses as a percentage of net sales increased to 17.7% in 2010 from 17.4% in 2009 due to the reductions outlined above offset by a larger percentage decline in net sales.

Interest Expense

Interest expense decreased $4.7 million to $18.2 million in 2010 from $22.9 million in 2009. This decrease was primarily due to lower debt and the expiration of certain interest derivatives (see Item 7A) that carried higher interest rates than the rates on our current derivatives and lower variable interest rates on the unhedged components of our debt. Interest expense would have been $8.9 and $8.3 million less in 2010 and 2009, respectively, without the impact of our derivatives.

Income Taxes

Income tax expense decreased to $20.8 million in 2010 from $33.9 million in 2009 and our effective income tax rate decreased to 37.6% from 39.3% in 2009. The 2010 income tax expense includes benefits from the reversals of certain discrete tax reserves and releases of valuation allowances on certain deferred tax assets totaling $1.4 million and from a higher percentage of Canadian income in 2010 than in 2009. We currently expect our full fiscal year 2011 effective income tax rate to be approximately 39.5%, excluding any future discrete items.

2009 compared to 2008

Net Sales

Consolidated net sales decreased $50.5 million, or 2.8%, to $1,734.0 million in 2009 from $1,784.5 million in 2008. For 2009, all of our sales were considered to be from existing market as we did not acquire any branches in 2009 or 2008. The product group sales for 2009 and 2008 were as follows (percentages may not total due to rounding):

	2009		2008		Change	
(dollars in millions)	**Net Sales**	**Mix**	**Net Sales**	**Mix**		
Residential roofing products	$ 897.4	51.8%	$ 758.5	42.5%	$ 138.9	18.3%
Non-residential roofing products	599.6	34.6%	723.7	40.6%	(124.1)	-17.1%
Complementary building products	237.0	13.7%	302.3	16.9%	(65.3)	-21.6%
	$1,734.0	100.0%	$1,784.5	100.0%	$ (50.5)	-2.8%

Our 2009 sales were affected primarily by the following factors, most of which resulted from tougher economic conditions:

- significant decline in non-residential roofing activity;
- continued weakness in new residential roofing activity in most markets;
- continued weak complementary product sales in most markets; and

- six fewer branches for most of the year;

partially offset by the positive impact of:

- higher average year-over-year prices, especially in residential roofing products; and
- increased re-roofing activity in the areas affected by Hurricane Ike, primarily in our Southwest region.

We estimate inflation increased 2009 sales by 7-9% over 2008, indicating a drop in volume of 10-12%, mostly in non-residential roofing and complementary product sales. We opened three new branches late in 2009 and closed six branches during the year. We had 253 business days in both 2009 and 2008. Net sales by geographical region grew or (declined) as follows: Northeast (12.6%); Mid-Atlantic (9.7%); Southeast 4.3%; Southwest 38.1%; Midwest (14.5%); West (21.6%); and Canada (10.8%). These variations were primarily caused by short-term factors such as local economic conditions and storm activity.

Gross Profit

	2009	2008	Change	
	(dollars in millions)			
Gross profit	$411.1	$420.0	$(8.9)	-2.1%
Gross margin	23.7%	23.5%	0.2%	

In 2009, gross profit decreased $8.9 million or 2.1% as compared to 2008, while gross margin increased to 23.7% from 23.5%. The margin rate increase was largely the result of a product mix shift to more residential roofing products, which have substantially higher gross margins than the more competitive non-residential market, partially offset by margin rate pressures from increased competition for fewer orders. In addition, the benefit of lower weighted-average costs of residential roofing products in comparison to the current prices of those products in the marketplace continued from the fourth quarter of fiscal year 2008 into the first quarter of this year. This weighted-average cost effect ended during the second quarter of 2009.

Direct sales (products shipped by our vendors directly to our customers), which typically have substantially lower gross margins than our warehouse sales, represented 19.0% and 21.7% of our net sales for 2009 and 2008, respectively. The decrease in the percentage of direct sales was attributable to the lower mix of non-residential roofing product sales. There were no material changes in the direct sales mix of our geographical regions.

Operating Expenses

	2009	2008	Change	
	(dollars in millions)			
Operating expenses	$301.9	$325.3	$(23.4)	-7.2%
Operating expenses as a % of sales	17.4%	18.2%	-0.8%	

Our operating expenses decreased by $23.4 million to $301.9 million in 2009 from $325.3 million in 2008. The following factors were the leading causes of our lower operating expenses:

- savings of $7.8 million in payroll and related costs, primarily driven by a lower headcount, lower incentive-based pay, and reductions in overtime, partially offset by less favorable medical claims experience;
- savings of $6.9 million in selling expenses, primarily from lower transportation costs resulting from lower fuel prices and the lower sales volumes, partially offset by an increase in credit card fees;
- reductions of $2.9 million in various general & administrative expenses, mainly from decreases in workmen's compensation and auto insurance costs;
- a reduction of $2.9 million in the provision for bad debts primarily due to collections of aged receivables; and
- reduced depreciation and amortization expense of $3.9 million due to lower amortization of intangible assets and the impact of very low capital expenditures in 2008;

partially offset by:

- an increase of $0.9 million in warehouse expenses, mostly due to costs associated with the closing of the six branches.

In 2009, we expensed a total of $12.2 million for the amortization of intangible assets recorded under purchase accounting compared to $15.0 million in 2008. Our operating expenses as a percentage of net sales decreased to 17.4% in 2009 from 18.2% in 2008 as we were able to control our variable costs and reduce fixed costs.

Interest Expense

Interest expense decreased $3.0 million to $22.9 million in 2009 from $25.9 million in 2008. This decrease was primarily due to a continued pay down of debt and lower average interest rates, which affected the unhedged portion of our variable-rate debt. Interest expense would have been $8.3 and $2.8 million less in 2009 and 2008, respectively, without the impact of our derivatives.

Income Taxes

Income tax expense increased to $33.9 million in 2009 from $28.5 million in 2008. Our 2009 effective income tax rate was 39.3%, compared to our 2008 effective income tax rate of 41.4%. The rate decrease was primarily due to refunds for prior years' tax credits and favorable state income tax audit results. We also experienced a reduction in our state income tax rate due to a higher apportionment in states with lower income tax rates.

Seasonality and quarterly fluctuations

In general, sales and net income are highest during our first, third and fourth fiscal quarters, which represent the peak months of construction and reroofing, especially in our branches in the northeastern U.S. and in Canada. Our sales are substantially lower during the second quarter, when we historically have incurred low net income levels or net losses.

We generally experience an increase in inventory, accounts receivable and accounts payable during the third and fourth quarters of the year as a result of the seasonality of our business. Our peak borrowing level generally occurs during the third quarter, primarily because accounts payable terms offered by our suppliers typically have due dates in April, May and June, while our peak accounts receivable collections typically occur from June through November.

We generally experience a slowing of collections of our accounts receivable during our second quarter, mainly due to the inability of some of our customers to conduct their businesses effectively in inclement weather in certain of our regions. We continue to attempt to collect those receivables, which require payment under our standard terms. We do not provide any concessions to our customers during this quarter of the year.

Our vendors are also affected by the seasonality in the industry and are more likely to provide seasonal incentives in our second quarter as a result of the lower level of roofing activity. Also during the second quarter, we generally experience our lowest availability under our senior secured credit facilities, which are asset-based lending facilities.

Certain quarterly financial data

The following table sets forth certain unaudited quarterly data for the fiscal years 2010 and 2009 which, in the opinion of management, reflect all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of this data. Results of any one or more quarters are not necessarily indicative of results for an entire fiscal year or of continuing trends. Totals may not total due to rounding.

	Fiscal year 2010				Fiscal year 2009			
	Qtr 1	Qtr 2	Qtr 3	Qtr 4	Qtr 1	Qtr 2	Qtr 3	Qtr 4
	(dollars in millions, except per share data) (unaudited)							
Net sales	$367.7	$285.4	$474.3	$482.6	$463.3	$319.3	$463.6	$487.7
Gross profit	88.3	61.1	104.3	106.4	116.0	74.3	107.8	113.0
Income (loss) from operations	18.5	(6.0)	30.2	30.8	37.7	1.5	33.6	36.5
Net income (loss)	$ 7.8	$ (6.5)	$ 16.3	$ 16.9	$ 18.6	$ (2.4)	$ 17.2	$ 19.0
Earnings (loss) per share – basic	$ 0.17	$ (0.14)	$ 0.36	$ 0.37	$ 0.42	$ (0.05)	$ 0.38	$ 0.42
Earnings (loss) per share – fully diluted	$ 0.17	$ (0.14)	$ 0.35	$ 0.37	$ 0.41	$ (0.05)	$ 0.38	$ 0.42
Quarterly sales as % of year's sales	22.8%	17.7%	29.5%	30.0%	26.7%	18.4%	26.7%	28.1%
Quarterly gross profit as % of year's gross profit	24.5%	17.0%	29.0%	29.5%	28.2%	18.1%	26.2%	27.5%
Quarterly income (loss) from operations as % of year's income from operations	25.2%	-8.1%	41.1%	41.9%	34.5%	1.3%	30.8%	33.4%

Impact of inflation

We believe that our results of operations are not materially impacted by moderate changes in the inflation rate. In general, we have been able to pass on price increases from our vendors to our customers in a timely manner. Inflation and changing prices did not have a material impact on our operations in 2010 or 2009. However, during the fourth quarter of 2008, we experienced unusual and frequent price increases in many our products that are derived from petroleum-based raw materials, especially asphalt shingles in our residential roofing products. We estimate that this unusual inflation increased our 2008 sales by approximately 2.1% and our fourth quarter 2008 sales by approximately 7% above historical annual inflation for our industry. We further estimate that this caused a temporary increase in our gross margin of approximately 60 basis points for the fourth quarter. We also estimate that this inflation increased our 2008 gross profit by approximately $11.5 million, net income by $4.7 million and fully diluted earnings per share by $0.11.

Liquidity and capital resources

We had cash and cash equivalents of $117.1 million at September 30, 2010 compared to $82.7 million at September 30, 2009. Our net working capital was $367.6 million at September 30, 2010 compared to $334.9 million at September 30, 2009.

2010 compared to 2009

Our net cash provided by operating activities was $74.5 million in 2010 compared to $87.6 million in 2009. The lower cash from operations was partially due to the drop of $17.9 million in our net income. The following mentioned changes in working capital exclude the impact of businesses acquired. Accounts payable and accrued expenses decreased $39.1 million in 2010, reflecting the impact from lower purchasing levels associated with our effort to decrease inventories in the fourth quarter. Accounts receivable increased by $6.5 million in 2010 mostly due to the higher sales mix of non-residential roofing products that generally have longer payment terms (the number of days outstanding for accounts receivable increased due to the same factor). Inventories, with a decline of $41.0 million, was a favorable offset to the preceding negative influences on cash, as we curtailed the previously high level of special buys late in 2010 due to a more stable pricing climate from our asphalt shingle suppliers. Inventory turns, based upon average inventory for the fourth quarter, were flat year over year. Also, we saw a favorable decrease of $8.7 million in prepaid expenses and other assets, including the impact from a drop in escrows (associated with acquisitions) and lower rebates receivable resulting from the lower purchases in the fourth quarter.

Net cash used in investing activities was $29.4 million in 2010 compared to $13.7 million in 2009. This increase was mainly due to the cost of our acquisitions, partially offset by lower capital spending for transportation and material handling equipment. We continue to closely manage our capital expenditures during these challenging economic times and we expect fiscal year 2011 capital expenditures to total between 0.7% to 1.0% of net sales, mostly dependent upon our sales volume and exclusive of the impact of branch openings.

Net cash used by financing activities was $10.8 million in 2010 compared to $17.6 million in 2009. These amounts primarily reflected repayments under our credit facilities, partially offset by proceeds from the exercise of stock options.

2009 compared to 2008

Our net cash provided by operating activities was $87.6 million in 2009 compared to $49.6 million in 2008. In addition to the benefit from improved operating results, accounts receivable decreased by $56.1 million in 2009 due primarily to the collection of the high prior year-end receivables and the lower 2009 fourth quarter sales. In addition, inventories decreased by $14.2 million due to the lower sales and purchasing activity. The favorable impact from those changes was partially offset by a decrease of $67.5 million in accounts payable and accrued expenses, due to lower fourth quarter purchasing levels, voluntary accelerated payments to certain vendors in order to receive additional discounted terms, and the payment of previously accrued income taxes. An increase of $2.3 million in prepaid expenses and other assets was also an unfavorable impact on cash from operating activities. The number of days outstanding for accounts receivable, based upon sales for each year, decreased in 2009 from 2008 mainly from the favorable impact of a higher mix of residential roofing products (which have shorter payment terms), while inventory turns were up slightly in 2009 as compared to 2008.

Net cash used in investing activities increased by $8.0 million in 2009 to $13.7 million from $5.7 million in 2008, due primarily to increased capital spending for transportation and material handling equipment, and the purchase of the land and building at one of our prior leased facilities for approximately $2.0 million.

Net cash used by financing activities was $17.6 million in 2009 compared to $23.8 million in 2008. These amounts primarily reflect repayments under our credit facilities.

Capital Resources

Our principal source of liquidity at September 30, 2010 was our cash and cash equivalents of $117.1 million and our available borrowings of $159.9 million under revolving lines of credit. Our borrowing base availability is determined primarily by trade accounts receivable, less outstanding borrowings. Borrowings outstanding under the revolving lines of credit in the accompanying balance sheet at September 30, 2010 and 2009 were classified as short-term debt because we paid off those borrowings subsequent to the respective year-ends and there is no current expectation of a minimum level of outstanding revolver borrowings during the subsequent 12 months.

Liquidity is defined as the current amount of readily available cash and the ability to generate adequate amounts of cash to meet the current needs for cash. We assess our liquidity in terms of our cash and cash equivalents on hand and the ability to generate cash to fund our operating activities, taking into consideration the seasonal nature of our business. Our cash equivalents are comprised of highly liquid money market funds which invest in commercial paper or bonds with a rating of A-1 or better.

Significant factors which could affect future liquidity include the following:

- the adequacy of available bank lines of credit;
- the ability to attract long-term capital with satisfactory terms;

- cash flows generated from operating activities;
- acquisitions; and
- capital expenditures.

Our primary capital needs are for working capital obligations and other general corporate purposes, including acquisitions and capital expenditures. Our primary sources of working capital are cash from operations and cash equivalents, supplemented by bank borrowings. In the past, we have paid for acquisitions from cash on hand or financed them initially through increased bank borrowings, the issuance of common stock and/or other borrowings. We then repay any such borrowings with cash flows from operations. We have funded our past capital expenditures through increased bank borrowings, including equipment financing, or through capital leases, and then have reduced these obligations with cash flows from operations.

We believe we have adequate current liquidity and availability of capital to fund our present operations, meet our commitments on our existing debt and fund anticipated growth, including expansion in existing and targeted market areas. We continually seek potential acquisitions and from time to time hold discussions with acquisition candidates. If suitable acquisition opportunities or working capital needs arise that would require additional financing, we believe that our financial position and earnings history provide a strong base for obtaining additional financing resources at competitive rates and terms, as we have in the past. We may also issue additional shares of common stock to raise funds, which we did in December 2005, or we may issue preferred stock.

Indebtedness

We currently have the following credit facilities:

- a senior secured credit facility in the U.S.;
- a Canadian senior secured credit facility; and
- an equipment financing facility.

Senior Secured Credit Facilities

On November 2, 2006, we entered into an amended and restated seven-year $500 million U.S. senior secured credit facility and a C$15 million senior secured Canadian credit facility with GE Antares Capital ("GE Antares") and a syndicate of other lenders (combined, the "Credit Facility"). The Credit Facility refinanced the prior $370 million credit facilities that also were provided through GE Antares. The Credit Facility provides us with lower interest rates and available funds for future acquisitions and ongoing working capital requirements. In addition, the Credit Facility increased the allowable total equipment financing and/or capital lease financing to $35 million. The Credit Facility provides for a cash receipts lock-box arrangement that gives us sole control over the funds in lock-box accounts, unless excess availability is less than $10 million or an event of default occurs, in which case the senior secured lenders would have the right to take control over such funds and to apply such funds to repayment of the senior debt.

The Credit Facility consists of a U.S. revolving credit facility of $150 million (the "US Revolver"), which includes a sub-facility of $20 million for letters of credit, and an initial $350 million term loan (the "Term Loan"). The Credit Facility also includes a C$15 million senior secured revolving credit facility provided by GE Canada Finance Holding Company (the "Canada Revolver"). There was a combined $159.9 million available for borrowings and less than $0.1 million was outstanding under the US Revolver and Canadian Revolver at September 30, 2010. There were $4.6 million of outstanding standby letters of credit at September 30, 2010. The Term Loan requires amortization of 1% per year, payable in quarterly installments of approximately $0.8 million, plus any required prepayments under the Excess Cash Flow, discussed below, and with the remainder due in 2013. The Credit Facility may also be expanded by up to an additional $200 million under certain conditions. There are mandatory prepayments under the Credit Facility under certain conditions, including the following cash flow condition:

Excess Cash Flow

On May 15 of each fiscal year, commencing on May 15, 2008, we must pay an amount equal to 50% of the Excess Cash Flow (as defined in the Credit Facility) for the prior fiscal year, not to exceed $7.0 million with respect to any fiscal year. Based on our results for 2010, we will be required to make a $7.0 million payment by May 15, 2011. The amounts payable under this provision were classified as short-term debt at September 30, 2010 and 2009.

Interest

Interest on borrowings under the U.S. credit facility is payable at our election at either of the following rates:

- the base rate (that is the higher of (a) the base rate for corporate loans quoted in The Wall Street Journal or (b) the Federal Reserve overnight rate plus ½ of 1%) plus a margin of 0.75% for the Term Loan.
- the current LIBOR Rate plus a margin of 1.00% (for US Revolver loans) or 2.00% (for Term Loan).

Interest under the Canadian credit facility is payable at our election at either of the following rates:

- an index rate (that is the higher of (1) the Canadian prime rate as quoted in The Globe and Mail and (2) the 30-day BA Rate plus 0.75%), or
- the BA rate as described in the Canadian facility plus 1.00%.

The US Revolver currently carries an interest rate at the base rate (3.25% at September 30, 2010), while the Canada revolver carries an interest rate of the Canadian prime rate plus 0.75% (3.00% at September 30, 2010), and the Term Loan carries an interest rate of LIBOR plus 2% (2.53% and 2.26% for two LIBOR arrangements under the Term Loan at September 30, 2010). Unused fees on the revolving credit facilities are 0.25% per annum. Availability under the revolving credit facilities is limited to 85% of eligible accounts receivable, increasing to 90% from January through April of each year. Financial covenants, which apply only to the Term Loan, are limited to a leverage ratio and a yearly capital expenditure limitation as follows:

Maximum Consolidated Leverage Ratio

On the last day of each fiscal quarter, our Consolidated Leverage Ratio, as defined, must not be greater than 4.00:1.0. At September 30, 2010, this ratio was 2.11:1.0.

Capital Expenditures

We cannot incur aggregate Capital Expenditures, as defined, in excess of three percent (3.00%) of consolidated gross revenue for any fiscal year.

As of September 30, 2010, we were in compliance with these covenants. Substantially all of our assets, including the capital stock and assets of wholly-owned subsidiaries, secure obligations under the Credit Facility.

Equipment Financing Facilities

As of September 30, 2010, there was $15.0 million outstanding under prior equipment financing facilities, with fixed interest rates ranging from 4.1% to 7.4% and payments due through September 2014. Our current equipment financing facility provides for financing up to $5.5 million of purchased transportation and material handling equipment through May 1, 2011 at an interest rate approximately 2% above the 5-year term swap rate at the time of the advances. There were no amounts outstanding under this current facility at September 30, 2010.

Contractual Obligations

At September 30, 2010, our contractual obligations were as follows (in millions):

	Fiscal years					
	2011	2012	2013	2014	2015	Thereafter
Senior bank debt and revolver	$10.4	$ 3.4	$308.4	$ —	$ —	$ —
Equipment financing	5.4	4.7	3.0	1.9	—	—
Operating leases	23.3	20.2	14.6	12.0	7.9	3.5
Interest[1]	13.8	13.6	11.0	0.5	—	—
Non-cancelable purchase obligations[2]	—	—	—	—	—	—
Total	$52.9	$41.9	$337.0	$14.4	$7.9	$3.5

(1) Interest payments reflect all currently scheduled amounts along with projected amounts to be paid under the senior bank debt using a LIBOR Curve to estimate the future interest rates and considering our current interest rate hedges.

(2) In general, we purchase products under purchase obligations that are cancelable by us without cost or expire after 30 days.

Capital Expenditures

Excluding acquisitions, we incurred net capital expenditures of $10.1, $13.7 and $5.7 million in 2010, 2009 and 2008, respectively. Typically, over 80% of our capital expenditures have generally been made for transportation and material handling equipment. In 2010 and 2009, we incurred a higher spend rate (with capital expenditures at 0.6% and 0.8% of sales, respectively) after we substantially reduced capital expenditures in 2008 (0.3% of sales) due to the business slowdown. We expect future annual capital expenditures beyond 2011 to total closer to 1.0% of net sales, exclusive of the impact of new branch openings and assuming improved economic and industry conditions.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Critical accounting policies

Critical accounting policies are those that are both important to the accurate portrayal of a company's financial condition and results and require subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

In order to prepare financial statements that conform to accounting principles generally accepted in the United States, commonly referred to as U.S. GAAP, we make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Certain estimates are particularly sensitive due to their significance to the financial statements and the possibility that future events may be significantly different from our expectations.

We have identified the following accounting policies that require us to make the most subjective or complex judgments in order to fairly present our consolidated financial position and results of operations.

Stock-Based Compensation

We account for employee and non-employee director stock-based compensation using the fair value method of accounting. Compensation cost arising from stock options granted to employees and non-employee directors is recognized as an expense using the straight-line method over the vesting period, which represents the requisite service period. We estimate forfeitures in calculating the expense related to stock-based compensation. In addition, we report the benefits of tax deductions in excess of recognized compensation cost as both a financing cash inflow and an operating cash outflow. The excess tax benefit classified as a financing activity would have been classified as an operating inflow if we did not use the fair value method.

Interest Rate Swaps

We enter into interest rate swaps to minimize the risks and costs associated with financing activities, as well as to maintain an appropriate mix of fixed-and floating-rate debt. The swap agreements are contracts to exchange variable-rate for fixed-interest rate payments over the life of the agreements. Our current derivative instruments are designated as cash flow hedges, for which we record the effective portions of changes in their fair value, net of tax, in other comprehensive income. We recognize any ineffective portion of our hedges in earnings, of which there has been none to date.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses due to the failure of our customers to make required payments. We perform periodic credit evaluations of our customers and typically do not require collateral, although we typically obtain payment and performance bonds for any type of public work and have the ability to lien projects under certain circumstances. Consistent with industry practices, we require payment from most customers within 30 days, except for sales to our commercial roofing contractors, which we typically require to pay in 60 days.

As our business is seasonal in certain regions, our customers' businesses are also seasonal. Sales are lowest in the winter months and our past due accounts receivable balance as a percentage of total receivables generally increases during this time. Throughout the year, we record estimated reserves based upon our judgment of specific customer situations, aging of accounts and our historical write-offs of uncollectible accounts.

Periodically, we perform a specific analysis of all accounts past due and write off account balances when we have exhausted reasonable collection efforts and determined that the likelihood of collection is remote based upon the following factors:

- aging statistics and trends;
- customer payment history;
- review of the customer's financial statements when available;
- independent credit reports; and
- discussions with customers.

We charge these write-offs against our allowance for doubtful accounts. In the past, bad debts typically averaged approximately 0.3% of net sales. In 2010, bad debts were back to slightly lower than normal levels at 0.2% of net sales after we experienced increases to 0.4% and 0.6% of net sales in 2009 and 2008, respectively, which were still within our tolerances in consideration of the tougher economic and credit climate.

Inventory Valuation

Product inventories represent one of our largest assets and are recorded at net realizable value. Our goal is to manage our inventory so that we minimize out of stock positions. To do this, we maintain an adequate inventory of SKUs at each branch based on sales history. At the same time, we continuously strive to better manage our slower moving classes of inventory. We monitor our inventory levels by branch and record provisions for excess inventories based on slower moving inventory. We define potential excess inventory as the amount of inventory on hand in excess of the historical usage, excluding items purchased in the last three months. We then apply our judgment as to forecasted demand and other factors, including liquidation value, to determine the required adjustments to net realizable value. In addition, at the end of each year, we evaluate our inventory at each branch and write off and dispose of obsolete products. Our inventories are generally not susceptible to technological obsolescence.

During the year, we perform periodic cycle counts and write off excess or damaged inventory as needed. At year-end, we take a physical inventory and record any necessary additional write-offs.

Vendor Rebates

Our typical rebate arrangements with our vendors provide for us to receive a rebate of a specified amount, payable to us when we achieve any of a number of measures generally related to the volume of purchases from our vendors. We account for these rebates as a reduction of the prices of the related vendors' products, which reduces the inventory cost until the period in which we sell the product, at which time these rebates reduce cost of sales in our income statement. Throughout the year, we estimate the amount of rebates receivable based upon the expected level of purchases. We continually revise these estimates to reflect actual rebates earned based on actual purchase levels. Historically, our actual rebates have been within our expectations used for our estimates. If we fail to achieve a measure which is required to obtain a vendor rebate, we will have to record a charge in the period that we determine the criteria or measure for the vendor rebate will not be met to the extent the vendor rebate was estimated and included as a reduction to cost of sales.

If market conditions were to change, vendors may change the terms of some or all of these programs. Although these changes would not affect the amounts which we have recorded related to products already purchased, it may impact our gross margin on products we sell or revenues earned in future periods.

Revenue Recognition

We recognize revenue when the following four basic criteria are met:

- persuasive evidence of an arrangement exists;
- delivery has occurred or services have been rendered;
- the price to the buyer is fixed or determinable; and
- collectability is reasonably assured.

We generally recognize revenue at the point of sale or upon delivery to the customer's site. For goods shipped by third party carriers, we recognize revenue upon shipment since the terms are FOB shipping point. Approximately 80% of our revenues are for products delivered by us or picked up by our customers at our facilities, which provides for timely and accurate revenue recognition.

We also ship certain products directly from the manufacturer to the customer. Revenues are recognized upon notifications of deliveries from our vendors. Delays in receiving delivery notifications could impact our financial results, although it has not been material to our consolidated results of operations in the past.

We also provide certain job site delivery services, which include crane rentals and rooftop deliveries of certain products, for which the associated revenues are recognized upon completion of the services. These revenues represent less than 1% of our net sales.

All revenues recognized are net of sales taxes collected, allowances for discounts and estimated returns, which are provided for at the time of pick up or delivery. In the past, customer returns have not been material to our consolidated results of operations. All sales taxes collected are subsequently remitted to the appropriate government authorities.

Income Taxes

We account for income taxes using the liability method, which requires us to recognize a current tax liability or asset for current taxes payable or refundable and a deferred tax liability or asset for the estimated future tax effects of temporary differences between the financial statement and tax reporting bases of assets and liabilities to the extent that they are realizable. Deferred tax expense (benefit) results from the net change in deferred tax assets and liabilities during the year.

We have operations in 37 U.S. states and three provinces in Canada and we are subject to potential tax audits in each of these jurisdictions and federally in both the United States and Canada. These audits may involve complex issues, which may require an extended period of time to resolve. Accruals for uncertain tax positions require us to make estimates and judgments with respect to the ultimate outcome of potential tax audits. Actual results could differ from these estimates.

FASB ASC Topic 740, Income Taxes) prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Based on this guidance, we analyze our filing positions in all of the federal and state jurisdictions where we are required to file income tax returns, as well as all open tax years in these jurisdictions. Tax benefits from uncertain tax positions are recognized if it is more likely than not that the position is sustainable based solely on its technical merits.

Goodwill

Goodwill represents the excess paid to acquire businesses over the estimated fair value of tangible and identifiable intangible assets acquired, less liabilities assumed. At September 30, 2010, our goodwill balance was $365.1 million, representing approximately 35% of our total assets.

We test goodwill for impairment in the fourth quarter of each fiscal year or at any other time when impairment indicators exist. Examples of such indicators include a significant change in the business climate, unexpected competition, loss of key personnel or a decline in our market capitalization below our net book value. In performing the impairment test, we utilize a two-step approach. The first step requires a comparison of each reporting unit's fair value to the respective carrying value. If the carrying value exceeds the fair value, a second step is performed to measure the amount of impairment loss, if any.

We assess goodwill for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment, referred to as a component (defined as a business for which discrete financial information is available and regularly reviewed by component managers), which in our case is our regions. We aggregate components within a reporting unit that have similar economic characteristics. We evaluate the distribution methods, sales mix, and operating results of each of our regions to determine if these characteristics have or will be sustained over a long-term basis. For purposes of this evaluation, we would expect our regions to exhibit similar economic characteristics 3 – 5 years after events such as an acquisition within our core roofing business or management/business restructuring. This evaluation also considers major storm activity or local economic challenges that may impact the short term operations of the region. Based on our evaluation at September 30, 2010, two of our regions did not exhibit similar economic characteristics and therefore were individually evaluated for goodwill impairment as separate reporting units. The remaining components were aggregated into a third reporting unit (the "Aggregated Reporting Unit") and tested in total for goodwill impairment.

The fair value of each reporting unit is estimated via reference to values generated by market and income approaches. We believe the market approach generally provides a meaningful indicator of fair value as it reflects the current value at which shares of comparable companies are actively traded in a free and open market. We believe the DCF provides a meaningful indicator of fair value as it appropriately measures the value of the income producing assets and reflects the income potential that would establish the amount paid by a potential buyer.

The market approach considers prices at which comparable companies are trading in an active marketplace as well as control premiums in buy/sell transactions for comparable companies. Key assumptions used in the market approach and applied to each reporting unit included:

- The use of comparable publicly traded companies, which we considered to be distributors of industrial construction products.
- The application of adjustments for a control premium, which were consistent with premiums obtained in recent comparable acquisitions.

The income approach utilizes a discounted cash flow method ("DCF") that estimates after-tax cash flows on a debt-free basis, discounted to present value using a risk-adjusted discount rate. The key assumptions used in each reporting unit's respective DCF approach included:

- The reporting unit's five-year projections of financial results, which were based on our strategic forecasts. Sales growth rates represent estimates based on current and forecasted sales mix and market conditions. The profit margins were projected by each reporting unit based on historical margins, projected sales mix, current expense structure and anticipated changes in expenses.
- The projected terminal value, which represents the total present value of projected cash flows beyond the last period in the DCF. This value reflected our estimate for stable, perpetual growth of each reporting unit.
- The discount rate, which was set by using a weighted average cost of capital method that considered market and industry data.

Management utilizes its company and industry experience to address these assumptions with best estimates. There were no significant changes in the methods used to determine the above estimates as compared to the prior year.

To corroborate our calculations, we reconciled the Company's total market capitalization value to the sum of the fair values of the three reporting units. Our market capitalization reflects an implied control premium consistent with premiums indicated with the recent industry average.

Based on our calculations, the fair values for the Aggregated Reporting Unit and one of the two remaining reporting units significantly exceeded the respective carrying values.

For the remaining reporting unit, which had $70.8 million of goodwill, we calculated a fair value that exceeded its carrying value by 6%. In addition to the estimates resulting from the key assumptions discussed above, the projected cash flows assume this reporting unit is able to take advantage of certain market opportunities by expanding residential sales and increasing small to mid-sized commercial projects. We believe our ability to achieve these opportunities is consistent with our historical success in growing multiple lines of business for previous acquisitions. The projected cash flows also assume a recovery of the commercial markets, which we believe is reasonable based on current industry projections.

While management does not believe the following assumption changes are reasonably likely to occur, for sensitivity purposes, we have considered the impact on the remaining reporting unit's valuation of increasing the discount rate and decreasing the perpetual growth rate by 100 basis points each and reducing the forecasted cash flows and market multiples by 10% each. These analyses noted that except for the decrease in the perpetual growth rate, any one of the above assumption changes would reduce the reporting unit's fair value to an amount that would be below its carrying value. As a result, if actual operating results and/or the underlying assumptions used in the analyses differ from expected, a future impairment charge may be necessary.

In the event that the future operating results of any of our reporting units do not meet our current expectations, we will consider taking other actions as necessary to maximize profitability based upon conditions at the time. Accordingly, the above sensitivity analysis, while a useful tool, should not be used as a sole predictor of potential impairment. A thorough analysis of all the facts and circumstances existing at the time of such an evaluation would need to be performed to determine if recording an impairment loss was appropriate.

Based on the results of the first step of the impairment test for all reporting units, the second step was not required and no impairment was recognized. If circumstances change or events occur to indicate that the fair value of any of our reporting units (under the guidelines discussed above) has fallen below its carrying value, we will compare the estimated fair value of such reporting unit's goodwill to its carrying value. If the book value of the goodwill exceeds the implied fair value of the goodwill, we will recognize the difference as an impairment loss in the determination of operating income.

Adoption of Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (FASB) issued guidance that significantly changes the accounting for and reporting of business combination transactions and non-controlling (minority) interests in consolidated financial statements. This guidance was effective for us in fiscal year 2010. The adoption of this guidance resulted in the expensing of certain costs incurred this year but did not have a significant impact on our financial statements. However, this could have a material impact on the accounting for our future acquisitions, depending on the circumstances and the terms of the acquisitions.

In April 2009, the FASB issued disclosure guidance about fair value of financial instruments in interim financial statements. This was effective for us at the beginning of the third quarter of fiscal year 2009 but had no impact on our financial statements.

In May 2009, the FASB issued guidance on subsequent events that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date. We have evaluated all subsequent events under this guidance.

In June 2009, the FASB implemented the FASB Accounting Standards Codification ("ASC"). Effective for interim and annual financial periods ended after September 15, 2009, the ASC has become the source of authoritative generally accepted accounting principles in the United States and supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the ASC has become non-authoritative. This new guidance affected the way in which we referenced and reported accounting and reporting standards, beginning with our fiscal year 2009 Annual Report.

Other Recent Accounting Pronouncements

In October 2009, the FASB issued guidance that amends the criteria for allocating a contract's consideration to individual services or products in multiple deliverable arrangements. This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We will adopt this guidance beginning on October 1, 2010 but we do not expect an impact on our financial statements.

In June 2009, the FASB issued guidance that changes the way entities account for securitizations and special purpose entities. This new guidance is effective for annual reporting periods beginning after November 15, 2009. We will adopt this guidance beginning on October 1, 2010 but do not expect an impact on our financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks as part of our on-going business operations. Our primary exposure includes changes in interest rates and foreign exchange rates.

Interest Rate Risk

Our interest rate risk relates primarily to the variable-rate borrowings under our Credit Facility. The following discussion of our interest rate swaps (see "Financial Derivatives" below) is based on a 10% change in interest rates. These changes are hypothetical scenarios used to calibrate potential risk and do not represent our view of future market changes. As the hypothetical figures discussed below indicate, changes in fair value based on the assumed change in rates generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. The effect of a variation in a particular assumption is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which may magnify or counteract the sensitivities.

At September 30, 2010, we had $322.1 million of term loans and less than $0.1 million of revolving credit outstanding under our Credit Facility. Our weighted-average effective interest rate on that debt, after considering the effect of the interest rate swaps, was 3.91% at September 30, 2010. A hypothetical 10% increase in interest rates in effect at September 30, 2010, would have increased annual interest expense on the borrowings outstanding at that date by approximately $0.3 million.

We enter into interest rate swaps to minimize the risks and costs associated with financing activities, as well as to maintain an appropriate mix of fixed- and floating-rate debt. The swap agreements discussed below are contracts to exchange variable-rate for fixed-interest rate payments over the life of the agreements. The aggregate fair value of these swaps represented a loss of $11.1 million at September 30, 2010. A hypothetical increase (or decrease) of 10% in interest rates from the level in effect at September 30, 2010, would result in an aggregate unrealized gain or (loss) in value of the swaps of approximately $0.3 million or ($0.3) million, respectively.

Financial Derivatives

We use derivative financial instruments for hedging and non-trading purposes to manage its exposure to changes in interest rates. Use of derivative financial instruments in hedging programs subjects us to certain risks, such as market and credit risks. Market risk represents the possibility that the value of the derivative instrument will change. In a hedging relationship, the change in the value of the derivative is offset to a great extent by the change in the value of the underlying hedged item. Credit risk related to derivatives represents the possibility that the counterparty will not fulfill the terms of the contract. The notional, or contractual, amount of our derivative financial instruments is used to measure interest to be paid or received and does not represent our exposure due to credit risk. Our current derivative instruments are with counterparties rated highly by nationally recognized credit rating agencies.

We use interest rate derivative instruments to manage the risk of interest rate changes by converting a portion of our variable-rate borrowings into fixed-rate borrowings. As of September 30, 2010, the following interest rate derivative instruments were outstanding: a) a $100 million interest rate swap with interest payments at a fixed rate of 2.72%; b) a $50 million interest rate swap with interest payments at a fixed rate of 3.12%; and c) a $50 million interest rate swap with interest payments at a fixed rate of 3.11%. These interest rate swaps expire in April 2013.

These derivative instruments are designated as cash flow hedges, for which we record the effective portions of changes in their fair value, net of taxes, in other comprehensive income. The effectiveness of the hedges is periodically assessed by us during the lives of the hedges by 1) comparing the current terms of the hedges with the related hedged debt to assure they continue to coincide and 2) through an evaluation of the counterparties' ability to honor their obligations under the hedges. Any ineffective portion of the hedges is recognized in earnings, of which there has been none to date and none is anticipated.

We record any differences paid or received on its interest rate hedges as adjustments to interest expense. Since inception, we have not recognized any gains or losses on these hedges. The table below presents the combined fair values of the interest rate derivative instruments on the indicated balance sheets:

	Unrealized Losses		
Location on Balance Sheet	**September 30, 2010**	**September 30, 2009**	**September 30, 2008**
	(Dollars in thousands)		
Accrued expenses	$11,084	$12,348	$7,396

The fair values of the interest rate hedges were determined through the use of pricing models, which utilize verifiable inputs such as market interest rates that are observable at commonly quoted intervals (generally referred to as the "LIBOR Curve") for the full terms of the hedge agreements. These values reflect a Level 2 measurement under the applicable fair value hierarchy.

Foreign Currency Exchange Rate Risk

We have exposure to foreign currency exchange rate fluctuations for revenues generated by our operations outside the United States, which can adversely impact our net income and cash flows. Approximately 7% of our revenues in 2010 were derived from sales to customers in Canada. This business is primarily conducted in the local currency. This exposes us to risks associated with changes in foreign currency that can adversely affect revenues, net income and cash flows. We do not enter into financial instruments to manage this foreign currency exchange risk.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Beacon Roofing Supply, Inc.

Index to consolidated financial statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Beacon Roofing Supply, Inc.

We have audited the accompanying consolidated balance sheets of Beacon Roofing Supply, Inc. (the Company) as of September 30, 2010 and 2009 and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended September 30, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Beacon Roofing Supply, Inc. at September 30, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Beacon Roofing Supply, Inc.'s internal control over financial reporting as of September 30, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 29, 2010 expressed an unqualified opinion thereon.

As discussed in Note 1 to the accompanying financial statements, as of October 1, 2009, the Company adopted Accounting Standards Codification 805, *Business Combinations.*

/s/ Ernst & Young LLP

Boston, Massachusetts
November 29, 2010

Beacon Roofing Supply, Inc.

Consolidated Balance Sheets

(Dollars in thousands, except per share data)	September 30, 2010	September 30, 2009
Assets		
Current assets:		
Cash and cash equivalents	$ 117,136	$ 82,742
Accounts receivable, less allowances of $11,817 in 2010 and $13,442 in 2009	241,341	227,379
Inventories	158,774	195,011
Prepaid expenses and other current assets	43,115	52,714
Deferred income taxes	17,178	19,323
Total current assets	577,544	577,169
Property and equipment, net	47,751	52,965
Goodwill	365,061	354,193
Other assets, net	51,833	56,459
Total assets	$1,042,189	$1,040,786
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 144,064	$ 151,683
Accrued expenses	50,132	75,536
Current portions of long-term obligations	15,734	15,092
Total current liabilities	209,930	242,311
Senior notes payable, net of current portion	311,771	322,090
Deferred income taxes	39,734	36,555
Long-term obligations under equipment financing and other, net of current portion	11,910	16,257
Commitments and contingencies (Notes 9 and 14)		
Stockholders' equity:		
Common stock (voting); $.01 par value; 100,000,000 shares authorized; 45,663,858 issued in 2010 and 45,244,837 issued in 2009	457	452
Undesignated Preferred Stock; 5,000,000 shares authorized, none issued or outstanding	—	—
Additional paid-in capital	236,136	226,793
Retained earnings	233,890	199,364
Accumulated other comprehensive loss	(1,639)	(3,036)
Total stockholders' equity	468,844	423,573
Total liabilities and stockholders' equity	$1,042,189	$1,040,786

See accompanying notes.

Beacon Roofing Supply, Inc.

Consolidated Statements of Operations

	Year Ended		
	September 30, 2010	September 30, 2009	September 30, 2008
	(Dollars in thousands, except per share data)		
Net sales	$ 1,609,969	$ 1,733,967	$ 1,784,495
Cost of products sold	1,249,869	1,322,845	1,364,487
Gross profit	360,100	411,122	420,008
Operating expenses	286,583	301,913	325,298
Income from operations	73,517	109,209	94,710
Interest expense	18,210	22,887	25,904
Income before provision for income taxes	55,307	86,322	68,806
Provision for income taxes	20,781	33,904	28,500
Net income	$ 34,526	$ 52,418	$ 40,306
Net income per share:			
Basic	$ 0.76	$ 1.16	$ 0.91
Diluted	$ 0.75	$ 1.15	$ 0.90
Weighted average shares used in computing net income per share:			
Basic	45,480,922	45,007,313	44,346,293
Diluted	46,031,593	45,493,786	44,959,357

See accompanying notes.

Beacon Roofing Supply, Inc.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

(Dollars in thousands, except share data)	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Number of Shares	Amount				
Balances at September 30, 2007	44,273,312	$443	$211,567	$106,640	$ 5,200	$323,850
Issuance of common stock for option excercises	547,238	5	3,241			3,246
Stock-based compensation			4,861			4,861
Net income				40,306		40,306
Foreign currency translation adjustment					(3,401)	
Tax effect					1,011	
Foreign currency translation adjustment, net					(2,390)	(2,390)
Unrealized loss on financial derivatives					(5,306)	
Tax effect					2,134	
Unrealized loss on financial derivatives, net					(3,172)	(3,172)
Comprehensive income						34,744
Balances at September 30, 2008	44,820,550	448	219,669	146,946	(362)	366,701
Issuance of common stock for option excercises	424,287	4	2,344			2,348
Stock-based compensation			4,780			4,780
Net income				52,418		52,418
Foreign currency translation adjustment					163	
Tax effect					123	
Foreign currency translation adjustment, net					286	286
Unrealized loss on financial derivatives					(4,952)	
Tax effect					1,992	
Unrealized loss on financial derivatives, net					(2,960)	(2,960)
Comprehensive income						49,744
Balances at September 30, 2009	45,244,837	452	226,793	199,364	(3,036)	423,573
Issuance of common stock for option excercises	419,021	5	4,342			4,347
Stock-based compensation			5,001			5,001
Net income				34,526		34,526
Foreign currency translation adjustment					1,731	
Tax effect					(911)	
Foreign currency translation adjustment, net					820	820
Unrealized loss on financial derivatives					1,264	
Tax effect					(687)	
Unrealized loss on financial derivatives, net					577	577
Comprehensive income						35,923
Balances at September 30, 2010	45,663,858	$457	$236,136	$233,890	$(1,639)	$468,844

See accompanying notes.

Beacon Roofing Supply, Inc.

Consolidated Statements of Cash Flows

(In thousands)	Year Ended September 30, 2010	September 30, 2009	September 30, 2008
Operating activities			
Net income	$ 34,526	$ 52,418	$ 40,306
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	27,773	30,389	34,240
Stock-based compensation	5,001	4,780	4,861
Deferred income taxes	3,060	(599)	(2,838)
Changes in assets and liabilities, net of the effects of businesses acquired:			
Accounts receivable	(6,486)	56,143	(17,434)
Inventories	40,952	14,168	(44,050)
Prepaid expenses and other assets	8,723	(2,256)	(9,645)
Accounts payable and accrued expenses	(39,051)	(67,467)	44,127
Net cash provided by operating activities	74,498	87,576	49,567
Investing activities			
Purchases of property and equipment, net of sale proceeds	(10,107)	(13,656)	(5,739)
Acquisition of businesses	(19,328)	—	—
Net cash used in investing activities	(29,435)	(13,656)	(5,739)
Financing activities			
Repayments under revolving lines of credit	67	(4,955)	(20,899)
Borrowings (repayments) under senior notes payable, and other	(15,193)	(14,969)	(6,131)
Proceeds from exercise of options	3,561	1,717	1,302
Income tax benefit from stock-based compensation deductions in excess of the associated compensation cost	786	631	1,944
Net cash used by financing activities	(10,779)	(17,576)	(23,784)
Effect of exchange rate changes on cash	110	360	(475)
Net increase in cash and cash equivalents	34,394	56,704	19,569
Cash and cash equivalents at beginning of year	82,742	26,038	6,469
Cash and cash equivalents at end of year	$117,136	$ 82,742	$ 26,038
Cash paid during the year for:			
Interest	$ 20,560	$ 22,929	$ 26,924
Income taxes, net of refunds	$ 16,907	$ 49,805	$ 11,695

See accompanying notes.

Beacon Roofing Supply, Inc.

Notes to Consolidated Financial Statements
Year Ended September 30, 2010
(dollars in thousands, except per share data or as otherwise indicated)

1. The Company

Business

Beacon Roofing Supply, Inc. (the "Company"), which was formed on August 22, 1997, distributes roofing materials and other complementary building materials to customers in 37 states and three provinces in Canada and is incorporated in Delaware. The Company operates its United States business under regional trade names associated with former subsidiary corporate names. The Company's current subsidiaries are Beacon Sales Acquisition, Inc., Beacon Canada, Inc. and Beacon Roofing Supply Canada Company, along with two other Canadian entities acquired in 2010: Posi-Slope Enterprises, Inc. and Posi-Pentes, Inc. Prior to fiscal year 2010, the Company operated its U.S. business through its wholly-owned subsidiaries: Beacon Sales Acquisition, Inc., Quality Roofing Supply Company, Inc., Best Distributing Co., The Roof Center, Inc., West End Lumber Company, Inc., JGA Beacon, Inc, Shelter Distribution, Inc., Beacon Pacific, Inc. and North Coast Commercial Roofing Systems, Inc. On October 1, 2009, the Company merged all of its U.S. subsidiaries into Beacon Sales Acquisition, Inc.

Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the consolidated financial statements. Actual amounts could differ from those estimates.

Adoption of Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (FASB) issued guidance that significantly changes the accounting for and reporting of business combination transactions and non-controlling (minority) interests in consolidated financial statements. This guidance was effective for the Company in fiscal year 2010. The adoption of this guidance resulted in the expensing of certain costs incurred this year but did not have a significant impact on the financial statements. However, this could have a material impact on the accounting for the Company's future acquisitions, depending on the circumstances and the terms of the acquisitions.

In April 2009, the FASB issued disclosure guidance about fair value of financial instruments in interim financial statements. This was effective for the Company beginning in the third quarter of fiscal year 2009 but had no impact on the financial statements.

In May 2009, the FASB issued guidance on subsequent events that establishes general standards of accounting for and disclosure of events that occur after the balance sheet date. The Company has evaluated all subsequent events under this guidance.

In June 2009, the FASB implemented the FASB Accounting Standards Codification ("ASC"). Effective for interim and annual financial periods ended after September 15, 2009, the ASC has become the source of authoritative generally accepted accounting principles in the United States and supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the ASC has become non-authoritative. This new guidance affected the way in which the Company references and reports accounting and reporting standards, beginning with its fiscal year 2009 Annual Report.

Effective October 1, 2008, the Company followed guidance from the FASB that clarified the fair value objective and established a framework for developing fair value estimates. This new guidance also established a fair value hierarchy that prioritized the inputs used to measure fair value, giving the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 inputs), the next priority to observable market based inputs or unobservable inputs that are corroborated by market data (Level 2

(dollars in thousands, except per share data or as otherwise indicated)

1. The Company – (continued)

inputs) and the lowest priority to unobservable inputs (Level 3 inputs). The Company's assets and liabilities that are measured at fair value on a recurring basis are its interest rate swaps. Please refer to Note 17 for the related disclosures.

Also beginning October 1, 2008, FASB guidance permits companies to measure many financial instruments and certain other items at fair value at specified election dates. There was no impact on the financial statements from this change as the Company chose to retain its current accounting valuation methods for those items.

In March 2008, the FASB issued guidance that required enhanced disclosures about an entity's derivative and hedging activities. In addition to disclosing the fair values of derivative instruments and their gains and losses in a tabular format, entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. This guidance was effective for the Company in the quarter ended March 31, 2009. Please refer to Note 17 for the related disclosures.

2. Summary of Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company transactions have been eliminated. Certain reclassifications have been made to the prior year information to conform to the current year presentation.

Fiscal Year

The fiscal years ended September 30, 2010 ("2010"), September 30, 2009 ("2009"), and September 30, 2008 ("2008") were all comprised of 52 weeks. Each of the Company's first three quarters ends on the last day of the calendar month.

Industry Segment Information

Based on qualitative and quantitative criteria, the Company has determined that it operates within one reportable segment, which is the wholesale distribution of building materials. Please refer to the "Goodwill" summary below for discussion of the Company's reporting units and the related impairment review.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Cash and cash equivalents also include unsettled credit card transactions. Cash equivalents are comprised of money market funds which invest primarily in commercial paper or bonds with a rating of A-1 or better.

Inventories and Rebates

Inventories, consisting substantially of finished goods, are valued at the lower of cost or market (net realizable value). Cost is determined using the moving weighted-average cost method.

The Company's arrangements with vendors typically provide for monthly, quarterly and/or annual rebates of a specified amount of consideration payable when a number of measures have been achieved, generally related to a specified cumulative level of calendar-year purchases. The Company accounts for such rebates as a reduction of the prices of the vendor's inventory until the product is sold, at which time such rebates reduce

(dollars in thousands, except per share data or as otherwise indicated)

2. Summary of Significant Accounting Policies – (continued)

cost of sales in the consolidated statements of operations. Throughout the year, the Company estimates the amount of the rebates based upon the expected level of purchases. The Company continually revises these estimates to reflect actual rebates earned based on actual purchase levels. Amounts due from vendors under these arrangements as of September 30, 2010 and September 30, 2009 totaled $34.5 and $38.9 million, respectively, and are included in "Prepaid expenses and other current assets" in the accompanying consolidated balance sheets.

Property and Equipment

Property and equipment acquired in connection with acquisitions are recorded at fair value as of the date of the acquisition and depreciated utilizing the straight-line method over the remaining lives. All other additions are recorded at cost, and depreciation is computed using the straight-line method over the following estimated useful lives:

Asset	Estimated Useful Life
Buildings and improvements	10 to 40 years
Equipment	3 to 10 years
Furniture and fixtures	5 to 10 years
Leasehold improvements	Shorter of the estimated useful life or the term of the lease, considering renewal options expected to be exercised.

Revenue Recognition

The Company recognizes revenue when the following four basic criteria are met:

- persuasive evidence of an arrangement exists;
- delivery has occurred or services have been rendered;
- the price to the buyer is fixed or determinable; and
- collectability is reasonably assured.

Based on these criteria, the Company generally recognizes revenue at the point of sale or upon delivery to the customer site. For goods shipped by third party carriers, the Company recognizes revenue upon shipment since the terms are generally FOB shipping point. The Company also arranges for certain products to be shipped directly from the manufacturer to the customer. The Company recognizes the gross revenue for these sales upon notifications of deliveries from the vendors.

The Company also provides certain job site delivery services, which include crane rentals and rooftop deliveries of certain products, for which the associated revenues are recognized upon completion of the services. These revenues represent less than 1% of the Company's sales.

All revenues recognized are net of sales taxes collected, allowances for discounts and estimated returns, which are provided for at the time of pick up or delivery. Sales taxes collected are subsequently remitted to the appropriate government authorities.

Shipping and Handling Costs

The Company classifies shipping and handling costs, consisting of driver wages and vehicle expenses, as operating expenses in the accompanying consolidated statements of operations. Shipping and handling costs were approximately $67,528 in 2010, $68,470 in 2009, and $81,537 in 2008.

(dollars in thousands, except per share data or as otherwise indicated)

2. Summary of Significant Accounting Policies – (continued)

Financial Derivatives

The Company enters into interest rate swaps to minimize the risks and costs associated with financing activities, as well as to maintain an appropriate mix of fixed- and floating-rate debt. The swap agreements are contracts to exchange variable-rate for fixed-interest rate payments over the life of the agreements. The Company's current derivative instruments are designated as cash flow hedges, for which the Company records the effective portions of changes in their fair value, net of tax, in other comprehensive income. The Company recognizes any ineffective portion of the hedges in earnings, of which there has been none to date.

Concentrations of Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of accounts receivable. The Company's accounts receivable are primarily from customers in the building industry located in the United States and Canada. Concentration of credit risk with respect to accounts receivable is limited due to the large number of customers comprising the Company's customer base. The Company performs credit evaluations of its customers; however, the Company's policy is not to require collateral. At September 30, 2010 and 2009, the Company had no significant concentrations of credit risk.

The Company purchases a major portion of its products from a small number of vendors. Approximately two-thirds of the Company's total cost of inventory purchases were from 10 vendors in 2010, 7 vendors in 2009, and 9 vendors in 2008. In addition, more than 10% of the total cost of purchases were made from each of three vendors in 2010, 2009 and 2008.

Impairment of Long-Lived Assets

Impairment losses are required to be recorded on long-lived assets when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying value. If such assets are considered to be impaired, the impairment to be recognized is the total by which the carrying value exceeds the fair value of the assets.

Amortizable and Other Intangible Assets

The Company amortizes identifiable intangible assets consisting of non-compete agreements, customer relationships and deferred financing costs because these assets have finite lives. Non-compete agreements are generally amortized over the terms of the associated contractual agreements; customer relationship assets are amortized on an accelerated basis based on the expected cash flows generated by the existing customers; and deferred financing costs are amortized over the lives of the associated financings. Trademarks are not amortized because they have indefinite lives. The Company evaluates its trademarks for impairment on an annual basis based on the fair value of the underlying assets.

Goodwill

Goodwill represents the excess paid to acquire businesses over the estimated fair value of tangible and identifiable intangible assets acquired, less liabilities assumed. The Company tests goodwill for impairment in the fourth quarter of each fiscal year or at any other time when impairment indicators exist. Examples of such indicators include a significant change in the business climate, unexpected competition, loss of key personnel or a decline in the Company's market capitalization below net book value. In performing the impairment test, the Company utilizes a two-step approach. The first step requires a comparison of each reporting unit's fair value to the respective carrying value. If the carrying value exceeds the fair value, a second step is performed to measure the amount of impairment loss, if any.

2. Summary of Significant Accounting Policies – (continued)

The Company assesses goodwill for impairment at the reporting unit level, which is defined as an operating segment or one level below an operating segment, referred to as a component (defined as a business for which discrete financial information is available and regularly reviewed by component managers), which in the Company's case is its regions. The Company aggregates components within a reporting unit that have similar economic characteristics. The Company evaluates the distribution methods, sales mix, and operating results of each of its regions to determine if these characteristics have or will be sustained over a long-term basis. For purposes of this evaluation, the Company would expect the regions to exhibit similar economic characteristics 3 – 5 years after events such as an acquisition within its core roofing business or management/ business restructuring. This evaluation also considers major storm activity or local economic challenges that may impact the short term operations of the region. Based on the Company's evaluation at September 30, 2010, two of its regions did not exhibit similar economic characteristics and therefore were individually evaluated for goodwill impairment as separate reporting units. The remaining components were aggregated into a third reporting unit (the "Aggregated Reporting Unit") and tested in total for goodwill impairment.

The fair value of each reporting unit is estimated via reference to values generated by market and income approaches. The Company believes the market approach generally provides a meaningful indicator of fair value as it reflects the current value at which shares of comparable companies are actively traded in a free and open market. The Company believes the income approach provides a meaningful indicator of fair value as it appropriately measures the value of the income producing assets and reflects the income potential that would establish the amount paid by a potential buyer.

The market approach considers prices at which comparable companies are trading in an active marketplace as well as control premiums in buy/sell transactions for comparable companies. Key assumptions used in the market approach and applied to each reporting unit included:

- The use of comparable publicly traded companies, which the Company considered to be distributors of industrial construction products.
- The application of adjustments for a control premium, which were consistent with premiums obtained in recent comparable acquisitions.

The income approach utilizes a discounted cash flow method ("DCF") that estimates after-tax cash flows on a debt-free basis, discounted to present value using a risk-adjusted discount rate. The key assumptions used in each reporting unit's respective DCF approach included:

- The reporting unit's five-year projections of financial results, which were based on the Company's strategic forecasts. Sales growth rates represent estimates based on current and forecasted sales mix and market conditions. The profit margins were projected by each reporting unit based on historical margins, projected sales mix, current expense structure and anticipated changes in expenses.
- The projected terminal value, which represents the total present value of projected cash flows beyond the last period in the DCF. This value reflected an estimate for stable, perpetual growth of each reporting unit.
- The discount rate, which was set by using a weighted average cost of capital method that considered market and industry data.

Management utilizes Company and industry experience to address these assumptions with best estimates. There were no significant changes in the methods used to determine the above estimates as compared to the prior year.

(dollars in thousands, except per share data or as otherwise indicated)

2. Summary of Significant Accounting Policies – (continued)

Based on the results of the first step of the impairment test for all reporting units, the second step was not required and no impairment was recognized. If circumstances change or events occur to indicate that the fair value of any of the reporting units (under the guidelines discussed above) has fallen below its carrying value, the Company will compare the estimated fair value of such reporting unit's goodwill to its carrying value. If the book value of the goodwill exceeds the implied fair value of the goodwill, the Company will recognize the difference as an impairment loss in the determination of operating income.

Stock-Based Compensation

The Company accounts for employee and non-employee director stock-based compensation using the fair value method of accounting. The Company estimates forfeitures in calculating the expense related to stock-based compensation. In addition, the Company reports the benefits of tax deductions in excess of recognized compensation cost as both a financing cash inflow and an operating cash outflow.

Compensation cost arising from stock options granted to employees and non-employee directors is recognized as expense using the straight-line method over the vesting period, which represents the requisite service period. As of September 30, 2010, there was $5.7 million of total unrecognized compensation cost related to stock options. That cost is expected to be recognized over a weighted-average period of 1.9 years. The Company recorded stock-based compensation expense of $5.0 million ($3.0 million net of tax) or $0.07 per basic share and per diluted share in 2010, $4.8 million ($2.9 million net of tax) or $0.06 per basic share and per diluted share in 2009, and $4.9 million ($2.9 million net of tax) or $0.06 per basic share and per diluted share in 2008.

The fair values of the options were estimated on the dates of the grants using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended		
	September 30, 2010	September 30, 2009	September 30, 2008
Dividend yield	—	—	—
Expected life in years	7	7	6
Risk-free interest rate	2.45%	2.49%	3.91%
Expected volatility	48.00%	48.00%	45.00%
Weighted average fair value of options granted	$ 7.60	$ 6.35	$ 4.55

Expected lives of the options granted are based primarily on historical option activity, while expected volatilities are based on the historical volatilities of the Company's stock and stocks of comparable public companies. Stock-based compensation is recorded net of estimated forfeitures, which are based on historical activity. Estimated cumulative forfeiture rates utilized during the above periods did not exceed 15%. The risk-free interest rates are based on the market yields on U.S. Treasury securities at a 5-year constant maturity, quoted on an investment basis, on the dates of the grants. The Company has not paid any cash dividends and does not anticipate paying dividends in the foreseeable future.

(dollars in thousands, except per share data or as otherwise indicated)

2. Summary of Significant Accounting Policies – (continued)

Comprehensive Loss

Accumulated other comprehensive loss consisted of the following:

	September 30, 2010	September 30, 2009
Foreign currency translation adjustment	$ 8,413	$ 6,683
Tax effect	(3,249)	(2,338)
Foreign currency translation adjustment, net	5,164	4,345
Unrealized loss on financial derivatives	(11,084)	(12,348)
Tax effect	4,281	4,967
Unrealized loss on financial derivatives, net	(6,803)	(7,381)
Accumulated other comprehensive loss	$ (1,639)	$ (3,036)

Net Income per Share

Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted net income per common share is computed by dividing net income by the weighted average number of common shares and dilutive common share equivalents then outstanding using the treasury stock method. Common equivalent shares consist of the incremental common shares issuable upon the exercise of stock options.

The following table reflects the calculation of weighted average shares outstanding for each period presented:

	Year Ended		
	September 30, 2010	September 30, 2009	September 30, 2008
Weighted-average common shares outstanding for basic	45,480,922	45,007,313	44,346,293
Dilutive effect of stock options	550,671	486,473	613,064
Weighted-average shares assuming dilution	46,031,593	45,493,786	44,959,357

Fair Value of Financial Instruments

Financial instruments consist mainly of cash and cash equivalents, accounts receivable, accounts payable, borrowings under the Company's revolving lines of credit and long-term debt. Except for the long-term debt, these instruments are short-term in nature, and there is currently no known trading market for the Company's debt. Therefore, at September 30, 2010 and 2009, the Company believes the carrying amounts of its financial instruments approximated their fair values. Please refer to Note 17 for disclosures of the Company's financial derivatives that are recorded at fair value.

Income Taxes

The Company accounts for income taxes using the liability method, which requires it to recognize a current tax liability or asset for current taxes payable or refundable and a deferred tax liability or asset for the estimated future tax effects of temporary differences between the financial statement and tax reporting bases of assets and liabilities to the extent that they are realizable. Deferred tax expense (benefit) results from the net change in deferred tax assets and liabilities during the year.

(dollars in thousands, except per share data or as otherwise indicated)

2. Summary of Significant Accounting Policies – (continued)

FASB ASC Topic 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Based on this guidance, the Company analyzes its filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. Tax benefits from uncertain tax positions are recognized if it is more likely than not that the position is sustainable based solely on its technical merits.

Foreign Currency Translation

The assets and liabilities of the Company's foreign subsidiary, Beacon Roofing Supply Canada Company ("BRSCC"), are translated into U.S. dollars at current exchange rates as of the balance sheet date, and revenues and expenses are translated at average monthly exchange rates. Net unrealized translation gains or losses are recorded directly to a separate component of stockholders' equity, net of the related deferred taxes. Realized gains and losses from foreign currency transactions were not material for any of the periods presented. The Company has inter-company debt from BRSCC, which has been considered as long-term for financial reporting purposes since repayment is not planned or anticipated in the foreseeable future. Accordingly, the balance is marked to market each period with a corresponding entry recorded as a separate component of stockholders' equity.

Recent Accounting Pronouncements

In October 2009, the FASB issued guidance that amends the criteria for allocating a contract's consideration to individual services or products in multiple deliverable arrangements. This guidance is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company will adopt this guidance beginning on October 1, 2010 and does not expect an impact on the financial statements.

In June 2009, the FASB issued guidance that changes the way entities account for securitizations and special purpose entities. This new guidance is effective for annual reporting periods beginning after November 15, 2009. The Company believes this change will not have an impact on its financial statements.

3. Goodwill, Intangibles and Other Assets

Goodwill was $365,061 and $354,193 at September 30, 2010 and 2009, respectively, of which $233,204 can be amortized for income tax purposes. The Company's goodwill increased by $10,868 in 2010, due to goodwill associated with acquisitions of $10,365 and an increase from foreign currency translation of $503, after a decrease of $76 in 2009 from foreign currency translation.

(dollars in thousands, except per share data or as otherwise indicated)

3. Goodwill, Intangibles and Other Assets – (continued)

Intangibles and other assets, included in other long-term assets, consisted of the following:

	September 30, 2010	September 30, 2009
Amortizable intangible assets		
Non-compete agreements	$ 5,553	$ 5,150
Customer relationships	92,076	88,746
Beneficial lease arrangements	610	610
Deferred financing costs and other	7,407	7,334
	105,646	101,840
Less: accumulated amortization	65,827	55,131
	39,819	46,709
Unamortizable trademarks	9,750	9,750
Other assets	2,264	—
Total other assets	$ 51,833	$ 56,459

Amortization expense related to intangible assets amounted to approximately $10,696, $12,995, and $15,859 in 2010, 2009, and 2008, respectively. The intangible lives range from one to fifteen years and the weighted average remaining life was 10.5 years at September 30, 2010. Estimated future annual amortization for the above intangible assets as of September 30, 2010 is as follows:

Year ending September	Future Amortization
2011	$ 9,180
2012	7,384
2013	5,862
2014	4,068
2015	3,280
Thereafter	10,045
Total future amortization	$39,819

4. Acquisitions

The Company acquired nine branches from five acquisitions made during 2010 at a total cost of $19.3 million, with resulting goodwill of $10.4 million. As of September 30, 2010, the purchase price allocations for all of these acquisitions were preliminary. On July 16, 2010, the Company purchased the stock of Posi-Slope Enterprises, Inc. and its sister company Posi-Pentes, Inc. (together "Posi-Slope"), which specialize in the design and fabrication of tapered roof insulation systems. Posi-Slope has two locations, in the Provinces of Ontario and Quebec, and services customers throughout Canada. In April 2010, the Company purchased certain assets of Phoenix Sales, Inc. ("Phoenix"), a distributor of commercial roofing systems and related accessories with four branches located in Tampa, Orlando, Pompano and Ft. Myers, Florida. Also in April 2010, the Company purchased certain assets of Louisiana Roofing Supply ("LRS"), a distributor of mostly residential roofing systems and related accessories with one location in Baton Rouge, Louisiana. In February 2010, the Company purchased certain assets of Independent Building Materials, LLC ("IBM"), a distributor of primarily residential roofing products with one branch in Orlando, Florida. In December 2009, the Company purchased certain assets of Lookout Supply Company ("Lookout"), a distributor of roofing products and related accessories with one branch in Chattanooga, Tennessee.

(dollars in thousands, except per share data or as otherwise indicated)

5. Prepaid Expenses and Other Current Assets

The significant components of prepaid expenses and other current assets were as follows:

	September 30, 2010	September 30, 2009
Vendor rebates	$34,538	$38,857
Refundable income taxes	3,846	3,545
Other	4,731	10,312
	$43,115	$52,714

6. Property and Equipment, net

Property and equipment, net, consisted of the following:

	September 30, 2010	September 30, 2009
Land	$ 3,056	$ 3,190
Buildings and leasehold improvements	19,987	18,725
Equipment	107,548	100,731
Furniture and fixtures	10,936	10,478
	141,527	133,124
Less: accumulated depreciation and amortization	93,776	80,159
	$ 47,751	$ 52,965

Depreciation and amortization of property and equipment totaled $17,077, $17,389 and $18,381 in 2010, 2009 and 2008, respectively.

7. Accrued Expenses

The significant components of accrued expenses were as follows:

	September 30, 2010	September 30, 2009
Uninvoiced inventory receipts	$ 7,739	$19,970
Employee-related accruals	13,498	18,736
Unrealized loss on financial derivatives	11,084	12,348
Other	17,811	24,482
	$50,132	$75,536

8. Financing Arrangements

Senior Secured Credit Facilities

On November 2, 2006, the Company entered into an amended and restated seven-year $500 million U.S. senior secured credit facility and a C$15 million senior secured Canadian credit facility with GE Antares Capital ("GE Antares") and a syndicate of other lenders (combined, the "Credit Facility"). The Credit Facility provides for a cash receipts lock-box arrangement that gives the Company sole control over the funds in lock-box accounts, unless excess availability is less than $10 million or an event of default occurs, in which case the senior secured lenders would have the right to take control over such funds and to apply such funds to repayment of the senior debt.

(dollars in thousands, except per share data or as otherwise indicated)

8. Financing Arrangements – (continued)

The Credit Facility consists of a U.S. revolving credit facility of $150 million (the "US Revolver"), which includes a sub-facility of $20 million for letters of credit, and an initial $350 million term loan (the "Term Loan"). The Credit Facility also includes a C$15 million senior secured revolving credit facility provided by GE Canada Finance Holding Company (the "Canada Revolver"). There was a combined $159.9 million available for borrowings and less than $0.1 million outstanding under the US Revolver and Canadian Revolver at September 30, 2010. There were $4.6 million of outstanding standby letters of credit at September 30, 2010.

The Term Loan requires amortization of 1% per year, payable in quarterly installments of approximately $0.8 million, plus any required prepayments under the Excess Cash Flow and the remainder is due in 2013. The Credit Facility may also be expanded by up to an additional $200 million under certain conditions. There are mandatory prepayments under the Credit Facility under certain conditions, including the following cash flow condition:

Excess Cash Flow

On May 15 of each fiscal year, the Company must pay an amount equal to 50% of the Excess Cash Flow (as defined in the Credit Facility) for the prior fiscal year, not to exceed $7.0 million with respect to any fiscal year. Based on its results for 2010, the Company will be required to make a $7.0 million payment by May 15, 2011. The amounts payable of $7.0 million under this provision at September 30, 2010 and 2009 were classified as short-term debt.

Interest

Interest on borrowings under the U.S. credit facility is payable at the Company's election at either of the following rates:

- the base rate (that is the higher of (a) the base rate for corporate loans quoted in The Wall Street Journal or (b) the Federal Reserve overnight rate plus ½ of 1%) plus a margin of 0.75% for the Term Loan.
- the current LIBOR Rate plus a margin of 1.00% (for US Revolver loans) or 2.00% (for Term Loan).

Interest under the Canadian credit facility is payable at the Company's election at either of the following rates:

- an index rate (that is the higher of (1) the Canadian prime rate as quoted in The Globe and Mail and (2) the 30-day BA Rate plus 0.75%), or
- the BA rate as described in the Canadian facility plus 1.00%.

The US Revolver currently carries an interest rate at the base rate (3.25% at September 30, 2010), while the Canada revolver carries an interest rate of the Canadian prime rate plus 0.75% (3.00% at September 30, 2010), and the Term Loan carries an interest rate of LIBOR plus 2% (2.53% and 2.26% for two LIBOR arrangements under the Term Loan at September 30, 2010). Unused fees on the revolving credit facilities are 0.25% per annum. Availability under the revolving credit facilities is limited to 85% of eligible accounts receivable, increasing to 90% from January through April of each year. Financial covenants, which apply only to the Term Loan, are limited to a leverage ratio and a yearly capital expenditure limitation as follows:

Maximum Consolidated Leverage Ratio

On the last day of each fiscal quarter, the Company's Consolidated Leverage Ratio, as defined, must not be greater than 4.00:1.0. At September 30, 2010, this ratio was 2.11:1.0.

(dollars in thousands, except per share data or as otherwise indicated)

8. Financing Arrangements – (continued)

Capital Expenditures

The Company cannot incur aggregate Capital Expenditures, as defined, in excess of three percent (3.00%) of consolidated gross revenue for any fiscal year.

As of September 30, 2010, the Company was in compliance with these covenants. Substantially all of the Company's assets, including the capital stock and assets of wholly-owned subsidiaries, secure obligations under the Credit Facility.

Senior Notes Payable

Senior notes payable under the Term Loan consisted of the following:

	September 30, 2010	September 30, 2009
Senior notes payable to commercial lenders, due in equal quarterly payments of principal of $0.8 million with the remainder due in 2013, plus required prepayment amounts and interest at the base rate, as defined, plus 0.75% or LIBOR plus 2.0% (2.53% and 2.26% at September 30, 2010) through September 2013	$322,126	$332,518
Less current portion	10,355	10,428
	$311,771	$322,090

Equipment Financing Facilities

As of September 30, 2010, there was $15.0 million outstanding under prior equipment financing facilities, with fixed interest rates ranging from 4.1% to 7.4% and payments due through September 2014. The Company's current equipment financing facility provides for financing up to $5.5 million of purchased transportation and material handling equipment through May 1, 2011 at an interest rate approximately 2% above the 5-year term swap rate at the time of the advances. There were no amounts outstanding under this current facility at September 30, 2010.

Other Information

Annual principal payments for all outstanding borrowings for each of the next five years and thereafter as of September 30, 2010 were as follows:

Fiscal year	Senior Secured Credit Facility	Equipment Financing	Revolving Lines of Credit	Total
2011	$ 10,355	$ 5,301	$78	$ 15,734
2012	3,355	4,707	—	8,062
2013	308,416	3,040	—	311,456
2014	—	1,907	—	1,907
2015	—	—	—	—
Thereafter	—	—	—	—
Subtotal	322,126	14,955	78	337,159
Less current portion	10,355	5,301	78	15,734
Total long-term debt	$311,771	$ 9,654	$—	$321,425

(dollars in thousands, except per share data or as otherwise indicated)

9. Leases

The Company mostly operates in leased facilities, which are accounted for as operating leases. The leases typically provide for a base rent plus real estate taxes. Certain of the leases provide for escalating rents over the lives of the leases and rent expense is recognized over the terms of those leases on a straight-line basis. The Company leases two buildings from a limited liability entity that is partly owned by one of the Company's directors (Note 13).

At September 30, 2010, the minimal rental commitments under all non-cancelable operating leases with initial or remaining terms of more than one year were as follows:

Year ending September	Operating Leases
2011	23,341
2012	20,211
2013	14,629
2014	11,957
2015	7,863
Thereafter	3,452
Total minimum lease payments	$81,453

Rent expense was $25,227 in 2010, $25,761 in 2009 and $24,823 in 2008. Sublet income was immaterial for these years.

10. Stock Options

Stock Option Plans

The Company is currently making stock-based awards under its 2004 Stock Plan, which was adopted on September 21, 2004. The 2004 Stock Plan allows for the granting of up to 5.05 million shares of Common Stock in the form of stock options or stock awards to key employees and members of the Board of Directors. The key terms of the grants are determined by the Company's Board of Directors.

The 1998 Stock Plan allowed for the granting of options to purchase up to 3.1 million shares of Common Stock. Options were generally allowed to be exercised beginning 18 months after the date of grant and will terminate ten years from the grant date. No further awards will be made under the 1998 Stock Plan.

In the event of a change in control of the Company, all outstanding options are immediately vested.

10. Stock Options – (continued)

Information regarding the Company's stock options is summarized below (not in thousands):

	Number of Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value
				(in Millions)
Outstanding at September 30, 2007	3,045,120	$12.15		
Granted	759,023	9.34		
Exercised	(547,238)	2.38		
Canceled	(174,825)	17.26		
Outstanding at September 30, 2008	3,082,080	12.90		
Granted	873,356	12.20		
Exercised	(424,287)	4.05		
Canceled	(113,395)	16.56		
Outstanding at September 30, 2009	3,417,754	$13.70		
Granted	862,114	14.64		
Exercised	(419,021)	8.50		
Canceled	(87,115)	17.47		
Outstanding at September 30, 2010	3,773,732	$14.41	6.9	$7.6
Vested or Expected to Vest at September 30, 2010	3,679,952	$14.42	6.8	$7.5
Exercisable at September 30, 2010	2,234,663	$15.24	5.8	$5.4

The aggregate intrinsic values above include only in-the-money options. There were options available for grants to purchase 959,764 shares of Common Stock under the 2004 Stock Plan at September 30, 2010. The weighted-average grant date fair values of stock options granted during 2010, 2009 and 2008 were $7.60, $6.35 and $4.55, respectively. The intrinsic values of stock options exercised during 2010 and 2009 were $4.3 million and $4.2 million, respectively. At September 30, 2010, the Company had $15.1 million of excess tax benefits available for potential deferred tax write-offs related to option accounting.

The Company granted 678,686 additional options and 85,483 restricted shares under the 2004 Stock Plan to management in November 2010. The restricted shares represent shares that will vest if the Company attains targeted performance criteria at the end of a three-year period. The actual number of shares that will vest can range from 0% to 125% of this number depending upon actual Company performance below or above the target level.

(dollars in thousands, except per share data or as otherwise indicated)

10. Stock Options – (continued)

Details regarding options to purchase common stock outstanding as of September 30, 2010 were as follows:

	Options Outstanding	Weighted Range of Average Exercise Prices	Contractual Life in Years	Options Exercisable
	144,603	$0.85 – $2.33	2.1	144,603
	577,666	$8.04 – $10.60	7.1	379,520
	1,075,283	$11.56 – $12.93	7.0	582,874
	852,050	$13.64 – $14.45	8.7	68,250
	485,121	$16.63 – $18.64	5.8	422,907
	614,259	$20.45 – $24.38	5.9	611,759
	24,750	$26.09 – $27.17	5.6	24,750
Totals	3,773,732			2,234,663

Special CEO Options Grant

The Company granted stock options to its President and Chief Executive Officer (CEO) in October 2003 under an executive securities agreement. The grant, as amended, included options to purchase 612,366 shares of common stock at the then fair value and was scheduled to vest over two years. These options were not granted under the Company's 1998 Stock Plan or 2004 Stock Plan. Options to purchase 150,000, 220,000, 200,000, and 42,366 shares under this grant were exercised in 2006, 2008, 2009, and 2010, respectively, leaving none outstanding under the special CEO grant at September 30, 2010.

11. Benefit Plans

The Company maintains defined contribution plans covering all full-time employees of the Company who have 90 days of service and are at least 21 years old. An eligible employee may elect to make a before-tax contribution of between 1% and 100% of his or her compensation through payroll deductions, not to exceed the annual limit set by law. The Company currently matches the first 50% of participant contributions limited to 6% of a participant's gross compensation (maximum Company match is 3%). Additional amounts associated with profit sharing were contributed in the three years presented and are scheduled to be contributed in 2011 for 2010 as well. All Company contributions are subject to the discretion of management and the board of directors. The combined expense for this plan and a similar plan for Canadian employees was $4,172 in 2010, $6,253 in 2009 and $5,775 in 2008.

The Company also contributes to an external pension fund for certain of its employees who belong to a local union. Annual contributions were $91, $101 and $109 in 2010, 2009, and 2008, respectively.

(dollars in thousands, except per share data or as otherwise indicated)

12. Income Taxes

The income tax provision consisted of the following:

	Fiscal year		
	2010	2009	2008
Current:			
Federal	$13,368	$27,280	$23,443
Foreign	1,615	1,956	1,980
State	2,738	5,268	5,915
	17,721	34,504	31,338
Deferred:			
Federal	2,153	(76)	(2,445)
Foreign	(17)	29	(26)
State	924	(553)	(367)
	3,060	(600)	(2,838)
	$20,781	$33,904	$28,500

The following table shows the principal reasons for the differences between the effective income tax rate and the statutory federal income tax rate:

	Fiscal Year		
	2010	2009	2008
Federal income taxes at statutory rate	35.00%	35.00%	35.00%
State income taxes, net of federal benefit	3.42	3.83	5.24
Foreign income taxes in excess of 35%	(0.17)	0.18	0.04
Non-deductible meals and entertainment	0.41	0.25	0.50
Tax reserves	(1.41)	0.56	(0.08)
Other	0.32	(0.54)	0.72
Total	37.57%	39.28%	41.42%

The components of the Company's deferred taxes were as follows:

	September 30, 2010	September 30, 2009
Deferred tax liabilities:		
Excess tax over book depreciation and amortization	$44,469	$40,719
Foreign currency translation adjustment	3,250	2,339
Other	454	401
	48,173	43,459
Deferred tax assets:		
Deferred compensation	8,440	6,903
Allowance for doubtful accounts	4,357	5,122
Accrued vacation & other	2,665	2,005
Unrealized loss on financial derivatives	4,281	4,967
Inventory valuation	5,874	7,230
	25,618	26,227
Net deferred income tax liabilities	$22,556	$17,232

(dollars in thousands, except per share data or as otherwise indicated)

12. Income Taxes – (continued)

As of September 30, 2010, there were available tax benefits totaling $369 related to foreign tax credit carryforwards, most of which expire in fiscal year 2020. The Company has not recorded a valuation allowance for this amount since future recognition is expected to occur within the next three years due to a drop in Canadian income tax rates. As of September 30, 2009, there were available tax benefits totaling $539 related to tax credit and NOL carryforwards. Of this total, $317 represented an available benefit from foreign tax credit carryforwards, most of which was scheduled to expire in fiscal year 2017, and $222 represented an available benefit from state NOL carryforwards, most of which was scheduled to expire in fiscal year 2027. As of September 30, 2009, the Company recorded a valuation allowance to fully reserve for these amounts since future recognition was uncertain at that time.

As of September 30, 2010, the total amount of gross unrecognized tax benefits (excluding the federal benefit received from state positions) was $432, all of which, if recognized, would affect the Company's effective tax rate. The Company's continuing practice is to recognize any interest and penalties related to income tax matters in income tax expense in the consolidated statements of operations. There were no significant accrued interest and penalty amounts resulting from unrecognized tax benefits at September 30, 2010. The Company currently anticipates its unrecognized tax benefits will decline by approximately 80% during the next twelve months. A reconciliation of the beginning and ending amounts of the gross unrecognized income tax benefits is as follows:

	2010	2009
Balance, beginning of year	$ 740	$ —
Current year uncertain tax positions		740
Expiration of statutes of limitations	(308)	
Balance, end of year	$ 432	$740

In 2010, 2009, and 2008, the Company had reductions in income taxes payable of $1,559, $1,565 and $2,873, respectively, as a result of stock option exercises.

The Company has operations in 37 U.S. states and three provinces in Canada and is subject to tax audits in each of these jurisdictions and federally in both the United States and Canada. These audits may involve complex issues, which may require an extended period of time to resolve. The Company has provided for its estimate of taxes payable in the accompanying financial statements. Additional taxes are reasonably possible however the amounts cannot be estimated at this time. The Company is no longer subject to U.S. federal tax examinations for tax years prior to 2008. For the majority of states, the Company is also no longer subject to tax examinations for tax years before 2007.

13. Related-Party Transactions

The Company leases two buildings from a limited liability entity that is partly owned by one of the Company's directors for an aggregate expense of approximately $0.4 million in 2010, $0.4 million in 2009, and $0.5 million in 2008. The director's interest in the dollar value of these lease arrangements was approximately 32% at September 30, 2010.

14. Contingencies

The Company is subject to loss contingencies pursuant to various federal, state and local environmental laws and regulations; however, the Company is not aware of any reasonably possible losses that would have a material impact on its results of operations, financial position, or liquidity. Potential loss contingencies include possible obligations to remove or mitigate the effects on the environment of the placement, storage, disposal or release of certain chemical or other substances by the Company or by other parties. In connection with its acquisitions, the Company has been indemnified for any and all known environmental liabilities as of the

(dollars in thousands, except per share data or as otherwise indicated)

14. Contingencies – (continued)

respective dates of acquisition. Historically, environmental liabilities have not had a material impact on the Company's results of operations, financial position or liquidity.

The Company is subject to litigation from time to time in the ordinary course of business; however the Company does not expect the results, if any, to have a material adverse impact on its results of operations, financial position or liquidity.

15. Geographic and Product Data

The Company's geographic and product information was as follows:

	Year Ended								
	September 30, 2010			September 30, 2009			September 30, 2008		
	Net Revenues	Income before taxes	Property and Equipment, net	Net Revenues	Income before taxes	Property and Equipment, net	Net Revenues	Income before taxes	Property and Equipment, net
U.S.	$1,501,748	$50,338	$41,900	$1,637,831	$80,502	$47,108	$1,676,735	$63,103	$50,891
Canada	108,221	4,969	5,851	96,136	5,820	5,857	107,760	5,703	5,821
Total	$1,609,969	$55,307	$47,751	$1,733,967	$86,322	$52,965	$1,784,495	$68,806	$56,712

Net revenues from external customers by product group were as follows:

	Year Ended		
	September 30, 2010	September 30, 2009	September 30, 2008
Residential roofing products	$ 745,560	$ 898,796	$ 758,491
Non-residential roofing products	620,977	598,789	723,742
Complementary building products	243,432	236,382	302,262
Total	$1,609,969	$1,733,967	$1,784,495

Prior year revenues by product group are presented in a manner consistent with the current year's product classifications.

16. Allowance for Doubtful Accounts

The activity in the allowance for doubtful accounts consisted of the following:

Fiscal Year	Balance at beginning of year	Provision Additions	Write-offs	Balance at end of year
September 30, 2010	$13,442	$ 4,622	$(6,247)	$11,817
September 30, 2009	$12,978	$ 7,413	$(6,949)	$13,442
September 30, 2008	$ 7,970	$10,954	$(5,946)	$12,978

17. Financial Derivatives

The Company uses derivative financial instruments for hedging and non-trading purposes to manage its exposure related to fluctuating cash flows from changes in interest rates. Use of derivative financial instruments in hedging programs subjects the Company to certain risks, such as market and credit risks. Market risk represents the possibility that the value of the derivative instrument will change. In a hedging relationship, the change in the value of the derivative is offset to a great extent by the change in the value of the underlying hedged item. Credit risk related to derivatives represents the possibility that the counterparty will not fulfill the terms of the contract. The notional, or contractual, amount of the Company's derivative financial instruments is used to measure interest to be paid or received and does not represent the Company's

17. Financial Derivatives – (continued)

exposure due to credit risk. The Company's current derivative instruments are with large financial counterparties rated highly by nationally recognized credit rating agencies.

The Company is using interest rate derivative instruments to manage the risk related to fluctuating cash flows from interest rate changes by converting a portion of its variable-rate borrowings into fixed-rate borrowings. As of September 30, 2010, the following interest rate derivative instruments were outstanding: a) a $100 million interest rate swap with interest payments at a fixed rate of 2.72%; b) a $50 million interest rate swap with interest payments at a fixed rate of 3.12%; and c) a $50 million interest rate swap with interest payments at a fixed rate of 3.11%. These interest rate swaps expire in April 2013.

These derivative instruments are designated as cash flow hedges, for which the Company records the effective portions of changes in their fair value, net of taxes, in other comprehensive income (Note 4). The effectiveness of the hedges is periodically assessed by the Company during the lives of the hedges by 1) comparing the current terms of the hedges with the related hedged debt to assure they continue to coincide and 2) through an evaluation of the ability of the counterparties to the hedges to honor their obligations under the hedges. Any ineffective portion of the hedges is recognized in earnings, of which there has been none to date and none is anticipated.

The Company records any differences paid or received on its interest rate hedges as adjustments to interest expense. Since inception, the Company has not recognized any gains or losses on these hedges and there has been no effect on income from hedge ineffectiveness. The table below presents the combined fair values of the interest rate derivative instruments:

	Unrealized Losses		
Location on Balance Sheet	September 30, 2010	September 30, 2009	September 30, 2008
	(Dollars in thousands)		
Accrued expenses	$11,084	$12,348	$7,396

The fair values of the interest rate hedges were determined through the use of pricing models, which utilize verifiable inputs such as market interest rates that are observable at commonly quoted intervals (generally referred to as the "LIBOR Curve") for the full terms of the hedge agreements. These values reflect a Level 2 measurement under the applicable fair value hierarchy.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

1. Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of September 30, 2010. Based on this evaluation, our chief executive officer and chief financial officer concluded that, as of September 30, 2010, our disclosure controls and procedures were (1) designed to ensure that material information relating to Beacon Roofing Supply, Inc., including its consolidated subsidiaries, is made known to our chief executive officer and chief financial officer by others within those entities, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

2. Internal Control over Financial Reporting

(a) Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company's principal executive and principal financial officers, and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements. All internal control systems, no matter how well designed, have inherent limitations which may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal controls over financial reporting as of September 30, 2010. In making this assessment, we used the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, we believe that, as of September 30, 2010, our internal control over financial reporting is effective at the reasonable assurance level based on those criteria.

Our Independent Registered Public Accounting Firm has issued a report on the Company's internal control over financial reporting. This report appears below.

(b) Attestation Report of the Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Beacon Roofing Supply, Inc.

We have audited Beacon Roofing Supply, Inc.'s internal control over financial reporting as of September 30, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Beacon Roofing Supply, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Beacon Roofing Supply, Inc. maintained, in all material respects, effective internal control over financial reporting as of September 30, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Beacon Roofing Supply, Inc. as of September 30, 2010 and 2009 and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended September 30, 2010 and our report dated November 29, 2010 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts
November 29, 2010

(c) Changes in Internal Control Over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) occurred during the fiscal quarter ended September 30, 2010 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

We have no information to report pursuant to Item 9B.

PART III

This part of our Form 10-K, which includes Items 10 through 14, is omitted because we will file definitive proxy material pursuant to Regulation 14A not more than 120 days after the close of our year-end, which proxy material will include the information required by Items 10 through 14 and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements

The following financial statements of our Company and Report of the Independent Registered Public Accounting Firm are included in Part II, Item 8 of this Report:

- Report of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets as of September 30, 2010 and 2009
- Consolidated Statements of Operations for the years ended September 30, 2010, 2009 and 2008
- Consolidated Statements of Stockholders' Equity for the years ended September 30, 2010, 2009 and 2008
- Consolidated Statements of Cash Flows for the years ended September 30, 2010, 2009 and 2008
- Notes to Consolidated Financial Statements

(2) Financial Statement Schedules

Financial statement schedules have been omitted because they are either not applicable or the required information has been disclosed in the financial statements or notes thereto.

(3) Exhibits

Exhibits are set forth on the attached exhibit index.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BEACON ROOFING SUPPLY, INC.
(REGISTRANT)

Date: November 29, 2010

By: /s/ DAVID R. GRACE
David R. Grace
Chief Financial and Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ ROBERT R. BUCK Robert R. Buck	Chairman and Chief Executive Officer	November 29, 2010
/s/ DAVID R. GRACE David R. Grace	Senior Vice President, Chief Financial Officer and Chief Accounting Officer	November 29, 2010
/s/ ANDREW R. LOGIE Andrew R. Logie	Director	November 29, 2010
/s/ H. ARTHUR BELLOWS, JR. H. Arthur Bellows, Jr.	Director	November 29, 2010
/s/ JAMES J. GAFFNEY James J. Gaffney	Director	November 29, 2010
/s/ PETER M. GOTSCH Peter M. Gotsch	Director	November 29, 2010
/s/ WILSON B. SEXTON Wilson B. Sexton	Director	November 29, 2010
/s/ STUART A. RANDLE Stuart A. Randle	Director	November 29, 2010

INDEX TO EXHIBITS

EXHIBIT

EXHIBIT NUMBER	
3.1	Second Amended and Restated Certificate of Incorporation of Beacon Roofing Supply, Inc. (incorporated herein by reference to Exhibit 3.1 to Beacon Roofing Supply, Inc.'s annual report on Form 10-K for the year ended September 25, 2004)
3.2	Amended and Restated By-Laws of Beacon Roofing Supply, Inc. (incorporated by reference to Exhibit 3.2 to Beacon Roofing Supply, Inc.'s annual report on Form 10-K for the year ended September 30, 2007)
4.1	Form of Specimen Common Stock Certificate of Beacon Roofing Supply, Inc. (incorporated herein by reference to Exhibit 4.1 to Beacon Roofing Supply, Inc.'s Registration Statement on S-1 (Registration No. 333-116027))
10.1	Fourth Amended and Restated Credit Agreement, dated as of November 2, 2006, among Beacon Sales Acquisition, Inc., as borrower, Beacon Roofing Supply, Inc., as one of the Guarantors, the Lenders and L/C Issuers party thereto, and General Electric Capital Corporation, as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.1 of Beacon Roofing Supply, Inc.'s current report on Form 8-K filed November 3, 2006).
10.2	Fourth Amended and Restated Loan and Security Agreement, dated as of November 2, 2006, among Beacon Roofing Supply Canada Company, GE Canada Finance Holding Company and the financial institutions party thereto (incorporated by reference to Exhibit 10.2 to Beacon Roofing Supply, Inc's current report on Form 8-K filed November 3, 2006).
10.3	Form of Beacon Roofing Supply, Inc. 2004 Stock Plan Stock Option Agreement for all employees, including executive officers who are not directors (incorporated by reference to Exhibit 10.3 to Beacon Roofing Supply, Inc.'s annual report on Form 10-K for the year ended September 30, 2008).*
10.4	Form of Beacon Roofing Supply, Inc. 2004 Stock Plan Stock Option Agreement for non-employee directors (incorporated by reference to Exhibit 10.3 to Beacon Roofing Supply, Inc.'s quarterly report on Form 10-Q for the quarter ended March 31, 2006).*
10.5	Form of Beacon Roofing Supply, Inc. 2004 Stock Plan Stock Option Agreement for employee directors (incorporated by reference to Exhibit 10.5 to Beacon Roofing Supply, Inc.'s annual report on Form 10-K for the year ended September 30, 2008).*
10.6	Executive Securities Agreement dated as of October 20, 2003 by and between Beacon Roofing Supply, Inc., Robert Buck and Code, Hennessy & Simmons III, L.P. (incorporated herein by reference to Exhibit 10.5 to Beacon Roofing Supply, Inc.'s Registration Statement on Form S-1 (Registration No. 333-116027))
10.7	Amendment to Executive Securities Agreement dated as of January 28, 2004 by and between Beacon Roofing Supply, Inc., Robert Buck and Code, Hennessy & Simmons III, L.P. (incorporated herein by reference to Exhibit 10.6 to Beacon Roofing Supply, Inc.'s Registration Statement on Form S-1 (Registration No. 333-116027))
10.8	1998 Stock Plan (incorporated herein by reference to Exhibit 4.1 to Beacon Roofing Supply, Inc.'s Registration Statement on Form S-8 (Registration No. 333-119747))*
10.9	Amended and Restated 2004 Stock Plan (incorporated herein by reference to Exhibit 10.1 to Beacon Roofing Supply, Inc.'s current report on Form 8-K filed on February 11, 2008)*
10.10	Description of Management Cash Bonus Plan (incorporated herein by reference to Exhibit 10 to Beacon Roofing Supply, Inc.'s quarterly report on Form 10-Q for the quarter ended December 31, 2009)*
21	Subsidiaries of Beacon Roofing Supply, Inc.
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

EXHIBIT NUMBER	
31.1	CEO certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	CFO certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	CEO certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	CFO certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Compensatory plan or arrangement.



Beacon Roofing Supply, Inc.

Executive Management

Robert R. Buck
Chairman

Paul M. Isabella
President and
Chief Executive Officer

David R. Grace
Executive Vice President
and Chief Financial Officer

James I. MacKimm
Executive Vice President,
Oversees Beacon Sales,
Quality Roofing, and
North Coast Regions

Patrick Murphy
Executive Vice President,
Oversees Best Distributing, JGA
and West End Regions
and Corporate Procurement

C. Eric Swank
Senior Vice President,
Oversees The Roof Center
and Fleet Operations

Ross D. Cooper
Senior Vice President,
General Counsel and
Corporate Secretary

Munroe Best
Senior Vice President,
Oversees Best Distributing Company
and JGA Florida

Kent C. Gardner
Senior Vice President,
Oversees Shelter Midwest,
Shelter Southwest and Pacific Regions

David Wrabel
Vice President, Credit

Rick C. Welker
Vice President and
Corporate Controller

John P. Massarelli
Vice President,
Sales and Marketing

Christopher Nelson
Vice President,
Chief Information Officer

Sergio Padron
Vice President,
Corporate Safety
and Risk Management

David M. Pasternak
Vice President,
Human Resources

John C. Smith, Jr.
Regional Vice President,
Shelter Southwest Region

Scott Wade
Regional Vice President,
JGA Beacon

Robert K. Greer, Jr.
Regional Vice President,
West End Roofing,
Siding and Windows

Marc Allaire
Regional Vice President,
Beacon Canada

Gerard Hill
Regional Vice President,
Beacon Sales Company

David Lowery
Regional Vice President,
North Coast Commercial
Roofing Systems

Jeffrey Metz
Regional Vice President,
Quality Roofing Supply

Board of Directors

Robert R. Buck
Chairman

H. Arthur Bellows, Jr.
Chairman of Braeburn Associates
and The Finance Network

James J. Gaffney
Chairman of the Board of Directors
Imperial Sugar Company

Peter Gotsch
Managing Partner, Ellipse Capital, LLC

Andrew R. Logie
Founder and Former Chairman
and CEO Beacon Roofing Supply, Inc.

Stuart A. Randle
President, CEO and Director
GI Dynamics

Wilson B. Sexton
Chairman of the Board and
Former Chief Executive Officer
Pool Corporation

Transfer Agent and Registrar
Computershare Trust Company, N.A.
350 Indiana Street · Suite 750
Golden, Colorado 80401

Annual Meeting
February 8, 2011 · 8:00 a.m. CT
West End Regional Office
2902 West 12th Street
Houston, Texas 77008

Independent Registered Public Accounting Firm
Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116

Corporate Headquarters
Beacon Roofing Supply, Inc.
One Lakeland Park Drive
Peabody, Massachusetts 01960
Phone: 978-535-7668

Form 10-K
Additional copies of the company's Annual Report on Form 10-K are available from the company at no charge. Requests should be directed to the company's corporate headquarters at the address or telephone number above, attention Corporate Controller.

The shares of Beacon Roofing Supply, Inc. are traded on the NASDAQ Global Select Market under the symbol BECN.

On the Internet
Interested investors may visit the company's web site at beaconroofingsupply.com for updated information, including press releases, share trading data and SEC filings.

Forward-Looking Statements: This annual report contains information about management's view of our future expectations, plans and prospects that constitute forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, but not limited to, those set forth in the "Risk Factors" section of our latest Form 10-K included with this annual report. In addition, the forward-looking statements included in this annual report represent our views as of the date of this annual report and these views could change. However, while we may elect to update these forward-looking statements at some point, we specifically disclaim any obligation to do so other than as required by federal securities laws. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this annual report.

Beacon's Growing Family of Regional Distributors


Alabama
ROOFING SUPPLY

Beacon
Roofing
Supply
CANADA COMPANY

BEDARD

BEST
DISTRIBUTING
CO.

BEACON

DEALERS
CHOICE

JGA

MISSISSIPPI
ROOFING SUPPLY

North Coast

PACIFIC SUPPLY

POSI SLOPE

Q
QUALITY

The
Roof
Center

Roof
DEPOT

RSM
ROOFING & SHEET METAL

SHELTER

Southern
Roof
Center

WEST END


Mixed Sources
FSC